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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
       EXCHANGE ACT OF 1934
OR
[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
[    ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

                         Commission File No. 001-14835
                           BID.COM INTERNATIONAL INC.
             (Exact name of Registrant as specified in its charter)
                                 Not Applicable
                (Translation of Registrant's name into English)
                                ONTARIO, CANADA
                (Jurisdiction of incorporation or organization)
                          6725 Airport Road, Suite 201
                          Mississauga, Ontario L4V 1V2
                    (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None
Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                  Common Shares
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.

                                      None
  Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                52,646,718 Common Shares as of December 31, 1999

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes X No ______

Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 X Item 18 ______
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                                 EXCHANGE RATES

     The following table sets forth, for the period indicated, certain exchange rates based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. Such rates are the number of U.S. dollars per one Canadian dollar and are the inverse of the rates quoted by the Federal Reserve Board of New York for Canadian Dollars per U.S. $1.00. On May 18, 2000, the exchange rate was US$1.00 = Cdn$1.5007. Certain financial information presented in this annual report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.444 to US$1.00, the noon buying rate in New York City on December 31, 1999 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.


                                  Year Ended December 31,


Rate                   1995       1996        1997        1998         1999
----                   ----       ----        ----        ----         ----

Last Day of year     $.7323      $.7301     $.6999       $.6504       $.6925
Average(1) during     .7286       .7332      .7221        .6740        .6744
 year
High during year      .7527       .7513      .7487        .7105        .6925
Low during year       .7023       .7235      .6945        .6341        .6439



(1) The average rate is the average of the exchange rates on the last day of each month during the year.


                           FORWARD LOOKING STATEMENTS

This Registration Statement includes forward-looking statements, regarding among other items:

 .  our future capital needs
 .  our ability to further develop our business to business relationships and revenues
 .  our ability to develop appropriate alliances
 .  acceptance of our products and services
 .  competitive factors
 .  new products and technological changes
 .  our marketing and sales plans
 .  our expectations about the markets for our online products and services
 .  the acceptance of the Internet and/or online auctions as a viable commercial medium
 .  the validity of our patent and protection of our proprietary technology
 .  geographic expansion of our business

We have based these forward-looking statements largely on our expectations. Forward-looking statements are subject to risks and uncertainties, certain of which are beyond our control. Actual results could differ materially from those anticipated as a result of the factors described in the "Risks Factors" section beginning on page 14, including, among others:

 .  the timing of our future capital needs and our ability to raise additional capital when needed
 .  uncertainty about the acceptance of the Internet and/or online auctions as a viable commercial medium
 .  uncertainty of market acceptance of our products and services
 .  our ability to compete with other online auction businesses and e-commerce enablers
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 .  failure to timely develop or license new technologies
 .  delays in the issuance of, or the failure to obtain, patents for certain proprietary technologies
 .  problems with important vendors and business partners on whom we rely
 .  our inability, directly and/or through our marketing and advertising alliances, to attract a sufficient number of customers to our Web site
 .  our inability to attract and retain key personnel
 .  risk of system failure or interruption
 .  implementation and enforcement of government regulations
 . problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships

We do not undertake any obligation to publicly update or revise any forward-looking statements contained in this annual report, whether as a result of new information, future events or otherwise. Because of these risks and uncertainties, the forward-looking events and circumstances discussed in this annual report might not transpire.

Trademarks or trade names of Bid.Com used in this annual report include:
BID.COM(TM); POWERED BY BID.COM(TM); BID.COM(TM), THE ONLINE AUCTION(TM); INTERNET LIQUIDATORS(TM); BID BUDDY(TM); SEARCH BUDDY(TM); and EXPERIENCE ENGINE(TM).

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                                     PART I
ITEM 1  - DESCRIPTION OF BUSINESS

     Unless otherwise indicated, all references in this annual report to "dollars" or "$" are references to Canadian dollars. Our financial statements are expressed in Canadian dollars. Except as otherwise noted, certain financial information presented in this annual report has been translated from Canadian dollars to U.S. dollars at an exchange rate of Cdn$1.444 to US$1.00, the noon buying rate in New York City on December 31, 1999 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translations should not be construed as representations that the Canadian dollars represent, or have been or could be converted into, U.S. dollars at that or any other rate.

Overview

     We are a global provider of on-line dynamic pricing solutions for the business-to-business and business-to-consumer markets. Our dynamic pricing "powered by Bid.com" solutions include ascending price auctions, live or real-time Dutch (declining price) auctions, requests for proposal/quote auctions and fixed price formats together with related consulting, research, training and implementation services. We offer business-to-consumer auction services at our Web site www.bid.com. We also provide our auction technology and related services to business customers to enable them to conduct online auctions and other ecommerce product and service offerings.

     Our auctions run on our proprietary e-commerce platform which we believe is state-of-the-art. Our platform has a scaleable transactional backbone and an efficient delivery system. In March 1999, we received a patent from the U.S. Patent and Trademark Office covering our process for conducting Dutch auctions over electronic distribution channels. We believe that our capability within the Dutch auction sector is a key point of differentiation in the online marketplace. We believe this differentiation will grow in significance as more online shoppers and businesses become familiar with the Dutch auction format..

     Through our business-to-consumer auctions, we sell a broad range of products at prices that usually are lower than those charged by traditional retailers. We sell primarily brand name, front-line products under manufacturers warranty, including:


 . computer hardware and software       . jewelry
 . consumer electronics                 . collectible sports and entertainment
                                         cards and other memorabilia
 . toys, games and sporting goods       . travel and entertainment products and
                                         services


     From the commencement of our business operations in 1995 through 1998, we focussed our activities primarily on business-to-consumer auctions. Beginning in 1999, we began to shift our primary business focus to business-to-business auctions and related services. We have entered into auction enabling agreements in several industry sectors including electronic media, travel, wireless communications, automotive, heavy machinery and art and antiquities. Although during 1999 a substantial majority of our revenues were derived from business-to -consumer auctions and related services, we anticipate that during 2000 and in future years, an increasingly larger percentage of our revenues will be generated by technology, services and products we will provide to customers in the business-to-business market.

Industry Background

     The Internet

     International Data Corporation has estimated that the number of web users worldwide grew from 19 million in 1995, to over 200 million by the end of 1999, and is on track to reach 1 billion people by 2005. We believe that Internet growth will result from a number of factors, including:

 . the large and growing use of personal computers in the workplace and home;

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 . increasing reliance on the Internet by the business-to-business sector;

 . advances in the performance and speed of personal computers and modems;

 . improvements in network infrastructure; and

 . easier and cheaper access to the Internet and increased awareness of the Internet among businesses and consumers.

     Jupiter Communications LLC estimates that the number of US households with an online service will grow from 32 million in 1999 to 57 million in 2002, representing a penetration rate of over 50%.

     It is anticipated that online users will continue to grow as communications, cable and computer related companies begin to offer access to the Internet through home television sets via Web TV or cable. Several large communications companies have begun selling high speed online access and Internet phone service over existing broadband cable lines. Cable modems have the advantage of delivering data faster than telephone modems. In addition, a cable modem is always connected, which eliminates the need for a user to dial up access to the Internet. Forrester Research Inc. estimates that the number of homes in North America accessing the Internet with cable modems will grow from about 700,000 by the end of 1999 to approximately 13.6 million by the end of 2002.

     We believe that a significant opportunity exists for online business-to-business and business-to-consumer trade. In April 2000, Forrester Research estimated that global internet trade will reach $656 billion in 2000 and $6.9 trillion by 2004. Forrester estimates that the US will account for approximately 75% of business-to-business trade in 2000, and 46% by 2004 as international growth accelerates.

     While business-to-consumer sales were first to gain widespread adoption among US households, online business-to-business sales have recently surpassed it as companies reengineer their sales processes. In two years, an overwhelming majority of US firms will be transacting business on the Internet. According to Forrester, more than 90% of firms described plans to buy and sell on the Internet, which should result in total business e-commerce revenues of $2.7 trillion by 2004. This growth will be accelerated by the rapid development of e-marketplaces - new models for conducting e-commerce, including auctions, aggregators, bid systems, and exchanges.

     The Internet offers many data management and multimedia features which enable businesses and consumers to search for products by category or brand. In addition, the Internet allows businesses and consumers to access a wealth of information, including reviews and competitive pricing and audio and video presentations which, enhance static catalog formats. Vendors can more easily obtain demographic and behavioral data about their customers, providing them with greater direct marketing opportunities and the ability to offer a more personalized experience. Internet retailers also offer consumers the convenience of home shopping and 24-hours-a-day, seven-days-a-week operations, available to any location, foreign or domestic, that has access to the Internet.

     Internet Auctions

     We believe that online auctions have a number of characteristics that make the sale of goods via the Internet particularly attractive as compared to traditional distributors, vendors and retail stores or to static priced online stores and catalogs. The primary advantage is that customers are empowered to set their own price for a purchase. Online auctions represent a dynamically changing sales format that leverages the unique characteristics of the Internet, such as interactivity and the sense of community built by customers competitively bidding in an exciting auction environment. Online auctions also provide immediate feedback to distributors, vendors and other e-tailers regarding price-points that are attractive to customers. This constitutes an efficient market model that enables supply and demand functions to move to equilibrium in real-time, and provides online auctioneers the opportunity to respond to market conditions quickly.

     Jupiter Communications predicts that by 2004, online business-to-consumer auctions will increase at an annual rate of 46% per year through 2004, reaching $4.5 billion in sales per year. Forrester estimates that 3 million people or 35% of online shoppers used an auction site in 1998. Forrester expects this number to grow to over 14 million (or 35% of shoppers) by 2003.

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Our Business Strategy

     Building on our significant experience in the delivery of on-line dynamic price solutions, our objective is to provide leading businesses in selected industry verticals with auction enabling and related service capabilities, thereby allowing them to enjoy the advantages of a new or alternative on-line distribution strategy. Because of our modular technology and expertise in the delivery of related services such as implementation, consulting, training and hosting, we are uniquely positioned to provide customized solutions to meet the needs of our clients. Our business strategy is comprised of the following key components:

 . Shifting our Primary Business Focus to Business-to-Business Product and Service Offerings - We have begun to shift our primary business focus to the business-to-business market from the business-to-consumer market. We believe that our proprietary technology has wide application in the business-to-business sector because it enables organizations to efficiently conduct high volume transactions. We presently provide our auction technology e-commerce platform and related services to enable companies to conduct business-to-business auctions in several industry sectors. We plan to continue to pursue opportunities in the business-to-business sector in North America and internationally. We also plan to promote our capabilities as an application service provider or ASP, hosting our software for third parties from our own locations.

 . Maintaining and Enhancing Our Proprietary State-of-the-Art Technology - We have developed a proprietary state-of-the-art e-commerce platform for the operation and support of online auctions. We believe our proprietary technology is competitive with other enablers of business-to-business offerings. In order that we remain competitive, we must maintain and enhance our technology. We have recently introduced Request for Proposal/Quote capabilities to our offerings, and are developing new transaction formats and complementary technologies. In addition, we are developing wireless applications for our technology.

 . Entering into Significant Alliances with Industry Leaders - We seek to establish marketing and other significant relationships with leading companies in a broad range of industries. We believe that these relationships will help provide us with access to important industry participants and will help increase our brand awareness.

 . Continuing our Global Expansion - In 1999, we opened offices in Dublin, Ireland and Melbourne, Australia, to serve the European and Asia-Pacific markets, respectively. We plan to expand our markets in European Community countries from our office in Ireland and through additional sales and marketing
offices we plan to open in Continental Europe during 2000.   We expect to expand
our Asia-Pacific presence in a similar fashion,

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as customer relationships are developed. In 2000, we anticipate establishing a sales and marketing presence on both coasts of the U.S.

 . Seeking Acquisitions and Strategic Investments - We plan to continue to expand by seeking technologies, products, and services that compliment our existing business. If appropriate opportunities are available, we may acquire businesses, technologies or products or enter into strategic relationships that may further diversify revenue sources and product offerings, expand our customer base or enhance our auction platform.

Our Services and Products

     We provide on-line dynamic pricing solutions under our "Powered by Bid.Com" banner for the business-to-business and business-to-consumer markets. We offer a number of on-line transaction methods, and are continuing to develop new methods by which businesses can sell their products and services. Our "dynamic pricing" methods include:

     Rising Price (Top Bid) Auctions. In the conventional rising price auction format, the highest bids win the items auctioned. The rising price auction allows participants to competitively bid on available products and services by incrementally adjusting their bid positions. Our user interface allows users to easily identify current leading bidders, minimum new bids and initial bid pricing. Participants are informed of their bid status, stating whether they have won, been outbid, approved or declined via electronic mail. Participants can also use our BID BUDDY tools to place absentee bids up to a pre-determined limit. This "intelligent" bidding agent checks bid activity at regular intervals and increases a customer's bid by the minimum required increment to ensure that products are purchased at the best possible price. If outbid, the customer receives an e-mail alert and is permitted to increase his bid.

     The interactive nature of the bid update system encourages continued customer participation throughout the auction lifecycle. Customers can also use our SEARCH BUDDY search tool which may be pre-programmed up to a maximum seven days in duration, to find product offerings customized to a customer's specific areas of interest. If a match is found for a customer's search, the customer receives immediate notification by e-mail with a direct link to the desired product. Customers may also use an affinity engine which recommends items targeted to a customer's product preferences based on a customer's viewing and bidding history. The recommendations are provided in real time.

     Dutch Auctions. In our Dutch auctions, a starting price is set and a limited time period is allocated for a fixed quantity of the product to be auctioned. As time advances, the price drops in small increments. The longer one waits, the lower the price. However, if a bidder waits too long the limited quantity of the product being auctioned may be sold out. The declining bid auction allows participants to bid in a real-time format utilizing on-screen data which provides the time and quantity remaining as well as the falling price of the items for sale. The bidders remain online and actively participate throughout the auction process.

     In March 1999, we received a patent from the US Patent and Trademark Office covering our process for conducting Dutch auctions over electronic distribution channels. We have a patent application pending in Canada covering the same technology. This unique format lends itself to a multitude of products and services and special event auctions. We believe that the Dutch auction format will have wide application in the business-to-business sector because it facilitates the efficient conduct of high volume transactions.

     Fixed Price Offerings. Our technology enables the sale of products and services on a fixed price basis. The vendor posts the good or service and the price. The purchaser has no ability to bid in respect of the price.

     Request-for-Quotation Auction. The RFQ system is a transaction method that allows buyers to post an online offer to purchase such that pre-qualified suppliers may view the offer download documentation related to it and then bid on-line. Buyers can let bidders see the details of all other bids, or alternatively customize the site for confidentiality reasons.

     Bidders or vendors can be pre-qualified by the buyer and provided with access to view and download only the documentation that the buyers specifies. Bidders can then request additional information from the buyer via a question and answer module which we provide. The buyer will examine the questions that the bidder post and then prepare a response document to those questions they wish to answer which is then posted on-line.

     Pre-qualified bidders are notified when the auction for the offer will begin. Vendors are allowed to place bids while the time-limited auction is live, and can change the terms and conditions of their initial bids during the auction. The amount of information they receive regarding other qualified bids is limited to whatever the buyer wants them to know.

     Sealed Bid. Similar to the RFQ system, the sealed bid method allows the buyer to post its product or service requirements to a multitude of vendors. The system has the ability to incorporate such features as detailed technical information, questions and answer forums, and automatic e-mail notification of amended or new buyer-posted documents.

     The sealed bid system differs from the RFQ in that the vendors only have one opportunity to supply a bid. Other bids placed by competing vendors are not visible to anyone during the actual auction. Only after the close of the auction is the buyer able to view the vendor bids.

     Application Service Provider (ASP). Our technology allows a customer to add an auction component to its existing web site by enabling auctions using software engines that reside in our platform. This model allows our customer to concentrate on its core competency which we manage and maintain the hardware, software and connectivity associated with the various pricing methodologies that we support.

     Business-to-Business

     In the business-to-business market we provide our auction technology, e-commerce platform and other services to businesses to enable them to operate business-to-business and business-to-consumer auctions and other e-commerce product and service offerings. The modular nature of our software allows us to tailor our products and services to the needs of each client. The software includes all of our dynamic pricing methods. We also offer a wide range of services, including consulting, research, training and implementation services. Customization and implementation of our technology and products for a client may take several weeks to several months, depending on the client.


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     Business-to-Consumer

     We currently operate two national business-to-consumer auction sites at www.bid.com, one in the United States and one in Canada. We also operate other private brand local or regional stand-alone auctions. Customers who access the online auction through our Web site or the Web sites or search engines of our strategic or advertising partners, are all channeled to one of the two national auction sites, depending on the geographic location of the customer. Our proprietary auction platform can support a large number of concurrent and sequential participants, capturing the excitement of a live event in an online environment. Customers can interact at their convenience and have access to a variety of products and services at constantly changing prices. The U.S. auction is conducted in U.S. dollars and the Canadian auction is conducted in Canadian dollars.

     To date, we have generated most of our revenues from online auction sales in the United States. During 1999, revenues from online auction sales in the U.S. and Canada were approximately 90% and 10%, respectively, of total online auction sales.

     User-Friendly Design. Our Web site has been designed with the goal of bringing participants into the online equivalent of a live auction. Customers view detailed product descriptions with catalog quality pictures and graphical representations. Winning bidders can complete the purchase transaction quickly, usually within minutes for repeat customers. In addition, the system design allows us to change and upgrade the auction site with ease and quickly respond to requests by marketing partners and advertising sponsors to change the look of the products offered. The front-end user interfaces can undergo continual enhancements without requiring changes to the transactional back-end of the system. The system provides full delivered cost disclosure prior to the consumer completing the purchase by adjusting the cost charged to purchasers for all added taxes and delivery charges to the customers' door, anywhere in North America.

     Bidder Registration. Customers may view our Web site without cost or registration. However, they must provide certain registration information before participating in the online auction, including verifiable location and billing information and a commercial credit card. We use the registration information for processing successful bids into customer orders. Using this information, our data systems determine shipping and handling charges and applicable taxes, charge customer credit cards, print order information, transmit order information to our contract warehouses and vendors and provide transaction information for our accounting system. Customers are generally required to pay for purchased goods by commercial credit card, thereby significantly reducing our credit risk.


     Retail Products. Our auctions offer a broad range of nationally recognized brand name goods at low prices and under manufacturers warranty. Historically, a substantial amount of e-commerce activity has focused on competitive and low gross margin categories of products such as refurbished computers. We believe that with the growing use of the Internet by a larger segment of the population, Internet consumers will seek higher quality and a broader mix of products than in the past.

     We have offered and will continue to offer lower margin computers, computer accessories and computer upgrades at our auction sites. However, we continue to shift our product mix and increase the number and variety of

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goods in other product categories, many of which generate higher margins, including consumer electronics, toys, games, sporting goods, memorabilia, jewelry and travel and entertainment products and services. From time to time, we intend to introduce other product categories on a selected basis.

     The majority of our products are front-line goods and the remainder are typically clearance or other end-of-the-line items. We offer products from many brand name computer, consumer electronics, jewelry and other manufacturers. We also offer travel packages, gold and precious gem jewelry and authentic sports collectibles, from multiple sources. Within our broad product categories, we rotate the products we offer to consumers on a daily basis.

     The products supplied to us for sale through our Web sites are usually backed by a manufacturer's warranty. Front-line goods typically carry a full manufacturer's warranty, while clearance and other end of the line items are accompanied by limited warranties. We ourselves provide no warranties on the products or services sold through our Web sites.

     The products sold at our auctions are typically shipped directly by our suppliers to the winning bidders. From time to time, we may offer our own fulfillment capability to new suppliers that are not initially equipped to ship directly to customers. We currently use Purolator Courier, Federal Express and United Parcel Service to distribute purchased goods and are in the process of adding other courier services. We do not maintain our own warehouse, but rely on third party contract warehouses.

     Limited Inventory. We normally obtain products for sale in our auctions from suppliers under arrangements that allow us to purchase merchandise only after our customer has purchased and paid for the product. These arrangements typically provide that the supplier will reserve for sale by us specified quantities of products for a fixed period of time without obligating us to purchase those products until sales are made to our customers. As a result, we do not usually stock inventory and consequently have no liability for unsold merchandise. In certain circumstances, we may place purchase orders in advance for unique products. As part of our customer satisfaction policy, we may allow our customers to return merchandise upon payment of a re-stocking fee. The merchandise is either returned to the supplier for credit or resold by us.

     Transactional revenues from the sale of products create gross margins based on the difference between the actual selling price and the reserve price negotiated by us with our suppliers. Sold products are usually shipped directly from the supplier to the customer. Shipping, handling and applicable taxes are typically added to the auction price and are paid by the customer. Inventory on our balance sheets reflects sales returns in transit and an insignificant amount of purchased inventory. We record both items at the lower of costs and net realizable value.

     Customer Support and Service. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer service support and staff. We currently employ a staff of three full-time and two part-time customer support and service personnel who are responsible for handling customer inquiries from 8:30 a.m. to 5:00 p.m. (Eastern Standard Time) seven days a week. The customer service staff answer customer questions about the bidding process, track shipments, investigate problems with merchandise and act as liaisons between customers and our vendors. Under certain circumstances, we accept returns from our customers but we charge customers a re-stocking fee.

Customers

     Business-to-Business

     We provide our technology, e-commerce platform and related services to customers in a variety of industries, including: electronic media, travel, wireless communications, automotive, heavy machinery and art and antiquities. Our business-to-business customers typically use our technology and services to implement and operate on-line business-to-business or business-to-consumer auctions for their customers or to provide other economic solutions to existing business activities. We believe that our technology is suited to a broad range of industries in which companies are seeking alternative distribution channels or other economic solutions.

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     We generate revenue from our business-to-business relationships in several ways. We typically receive some combination of license, auction enabling, hosting and service fees for our technology. In addition, we are paid consulting and other fees when we provide consulting, training and certain other services. In many cases, we also may receive a percentage of revenues or other transactional-based fees from on-line transactions. In certain cases, we may also invest in our customers, in connection with the delivery of our services.

     Examples of some of the business-to-business relationships we have entered into under the "powered by Bid.com" banner include:

 .      General Electric Capital Corporation GE Capital is a global diversified financial services company. We have entered into agreements with GE Capital under which its Commercial Equipment Finance Division uses our technology and services to remarket assests on-line to its global customer base. As part of our agreement, the GE Capital Commercial Equipment Finance Division has also agreed to market Bid.Com's products and services to other divisions of GE and their partners. Under our agreement GE Capital Commercial Equipment Finance Division will pay us implementation and hosting fees and a share of online transaction revenues. As part of the agreement we have issued 1,000,000 warrants to GE Capital, of which 200,000 have vested. The remaining 800,000 are subject to performance based vesting provisions. The agreements with GE Capital were entered into in April, 2000 and have terms varying between six months and three years.

 .      ValueVision Interactive Inc. (VVI or ValueVision). VVI offers live programming 24 hours per day, 7 days a week and broadcasts, (as of September 14, 1999) to approximately 32 million cable homes. In September, 1999 we entered into a three year agreement under which we will provide a complete E-commerce solution for VVI's Dutch Auction component of ValueVision's "Snap TV" brand carrying the "powered by Bid.Com" sub-brand. Under our agreement, ValueVision will pay us technology service fees for certain of the services we perform and we will receive a percentage of gross transaction revenues from Snap TV auction services in North America.

 .      Point2 Internet Systems Inc. Point2 is an online remarketer of heavy equipment for the mining, construction, forestry, and oil and gas industry sectors. We have licensed our on-line auction and e-commerce technology to Point2, which Point2 uses to conduct auctions through its Web site catering to manufacturers, dealers and buyers of heavy equipment. This site also provides a full suite of marketing and informational services. When we initially entered into the agreement with Point2, we acquired 25% of Point2's common shares and an option to acquire an additional 26%. We exercised that option in August 1999 and currently own 51% of Point2's common shares.

 .      Megawheels.com Inc. Megawheels offers a leading Canadian E-commerce solution to automotive dealers which supports one of Canada's largest automotive online databases. We license our proprietary online auction and E-commerce technology, including both Dutch and rising price components, to Megawheels. We also provide the technical services required for the implementation and operation of Megawheels' online auctions for the automotive community. Under our agreement with Megawheels we receive licensing fees and we share in a percentage of net revenues generated by online transactions. In addition, in connection with entering into the agreement, we acquired a minority equity interest in Megawheels. Our agreement expires in 2014.

       Business-to-Consumer.

     As of May 15, 2000 we had approximately 204,000 registered bidders at our

www.bid.com Web site.
-----------

Marketing

Business-to-Business

Our marketing strategy for the business-to-business market is comprised of the following elements:

 .      Enter into marketing alliances with industry leaders - We seek to enter into marketing alliances with leading consulting and financial services firms that provide economic and technology services to the business community. In 1999, we entered into a memorandum of understanding with CapGemini Consulting Inc., one of

       Europe's leading management consulting and information technology services groups. Under the terms of our arrangement, we and CapGemini will jointly market e-commerce solutions and attempt to accelerate the deployment of online auctions in France. We will provide the technical services and training required for the implementation, integration and operation of online auctions for selected current and future of clients of CapGemini. In May 2000, we entered into a memorandum of understanding to form a marketing alliance with PricewaterhouseCoopers LLP. Under the terms of our arrangement, we and PricewaterhouseCoopers will jointly introduce our dynamic pricing technology to North American clients. PricewaterhouseCoopers will become the preferred systems integrator for our customers requiring technology and implementation services.

 .      Leverage our relationship with business-to-business customers - We intend to expand and broaden our penetration into existing and new markets by leveraging our existing customer relationships. For example, under our relationship with GE Capital, the GE Capital Commercial Equipment Finance Division has agreed to market our products and services to other divisions of GE and its partners. We also believe that the credibility of our customers will strengthen our brand name, enhance our reputation in the business community and help us enter into future business alliances.

 .      Expand internationally - We are attempting to expand our business-to-
       business market by penetrating markets in Europe, Asia and the Pacific Rim and, in the future, elsewhere in the world. During 1999, we opened our Dublin, Ireland office to provide services to the European Community. During the first quarter of 2000 we added sales professionals in Paris, France and London, England. In November 1999, we opened an office in Melbourne, Australia to serve Australia and the Pacific Rim regions. We intend to grow internationally through market alliances with firms like CapGemini and by opening additional sales and marketing offices in the U.S., Europe and elsewhere in the world.

       To promote our business-to-business technology and services we maintain a 9 person sales and business development team. We market our services by participating in e-commerce conferences, and advertising in trade publications and in other appropriate venues.

     Business-to-Consumer

     Our marketing strategy in the business-to-consumer market is designed to increase traffic to our auction website and to promote awareness of our Bid.Com brand. To implement this strategy, we have:

 .      Entered into marketing alliances with Internet service providers and other content providers. In July 1998, we entered into an e-commerce and promotion services agreement with Rogers Media, a subsidiary of Rogers Media Communications Inc. and, on November 16, 1998, we launched our co-designed online auction site. By logging on to the site, Canadians can experience an authentic Canadian auction event, bidding for bargains on products such as computers, sports equipment, gifts and vacation packages. Canadian consumers are offered brand name goods direct from the manufacturer in Canadian dollars with Canadian warranties usually at below-retail prices with dedicated Canadian customer service.

     Under the agreement, we granted Rogers Media the exclusive right within Canada to co-brand the Canadian Bid.Com auction. Rogers Media have agreed that the Canadian Bid.Com auction will be the only online auction displayed on the home page of Rogers Media's new e-commerce portal. In addition, Rogers Media agreed to generate specified levels of site traffic and advertising revenues, and committed to in excess of Cdn$1.0 million in minimum annual advertising for the Canadian Bid.Com auction on the media properties of Rogers Media, their affiliates and certain non-affiliated media. We are required to pay a minimum cash amount of Cdn $200,000 annually to Rogers Media to purchase advertising on Rogers. We share equally with Rogers Media in the revenue from all transaction and advertising sales generated through the co-branded site in Canada, net of all taxes, costs, transaction fees, duties, and credits for returns or unpaid items. The Rogers Media Agreement may be terminated by Rogers Media at any time upon 90 days written notice us. We may terminate the agreement following a breach of the agreement by Rogers Media upon 30 days written notice to Rogers Media.

     In addition, we anticipate that we may use trade magazines published by Rogers Media to support the development of our business-to-business online auctions. Rogers Media's national media properties includes some of Canada's most widely read publications including: Macleans,; Chatelaine,; Flare,; Canadian Business,; Profit and Marketing Magazine; and numerous trade and professional magazines covering a broad range of industries.

     In the past we have entered into other marketing alliances which have terminated, including our marketing alliance with America Online which terminated in March, 2000.

 .    Implemented a lower cost selected marketing approach - In addition to marketing alliances, we have implemented a more selected marketing approach that blends brand promotion with lower cost customer acquisitions and retention. We pursue referral based marketing arrangements which reward individuals and companies for referring bidders to our website. We also access our own database of registered bidders to directly market both auction and non-auction products to purchasers with demonstrated purchasing histories. In addition, we have entered into key word agreements with internet service providers that promote Bid.Com when a user searches key words, such as "auction". We also attempt to stimulate additional e-commerce activity by operating on-line auctions for, or licensing auction platforms to, charities and special causes.

Technology Platform

     Our proprietary auction platform incorporates state-of-the-art interactive technology, including enhanced, customized user interfaces designed to bring participants into the online equivalent of a live auction room. Our technology provides product descriptions with catalog quality pictures and graphical representations. The design allows us to change and upgrade each auction site with ease, and quickly respond to requests by clients and advertising sponsors to change the look of products offered. On-screen real-time data provides information about the current bid status of all bidders in order to facilitate an interactive auction process. We have received a United States patent for the process of conducting our Dutch auctions over electronic distribution channels, and we have a patent application pending in Canada covering the same technology.

     We have devoted significant resources to developing our proprietary software technology. We believe that our success depends, in part, on our internally developed proprietary e-commerce management software, which implements a variety of customized auction and fixed price sales formats. The technology platform is constructed using distributed software technologies which allow rapid redevelopment and deployment of new software technology in order to take advantage of emerging business opportunities.

     We license commercially available technology whenever possible, rather than seek a custom-made or internally-developed solution. We believe that this strategy lowers our operating costs and increases our ability to respond to changing demands resulting from growth and technological shifts. This approach also allows us to focus our development efforts on creating and enhancing the specialized proprietary software that is unique to our business. Our technology platform is based on Microsoft core applications, including the Windows NT operating system and an SQL server relational database, all residing on scaleable hardware. We use Intel-based Hewlett Packard Netservers and DEC Alpha enterprise servers, which employ symmetrical multiprocessing as the basis of our hardware systems.

     We use what we believe to be leading security and encryption systems to maintain the security of online purchases and customer data. Each customer who pre-registers or makes a purchase on the www.bid.com site selects a unique user ID and a password. Repeat purchases are transacted using only the user's unique ID and password. Credit card transactions with the banking community are conducted over a separate ISDN line, through a server which maintains customer information behind a number of state-of-the-art firewalls "off line" from the Internet and which employ encryption technology such as SSL (Secure Socket Layer). Consumers not wishing to transmit registration information online may use one of our toll-free telephone lines to register with Bid.Com.

     We have embraced high performance switching technologies, including Asynchronous Transfer Mode (ATM), to provide end users with what we believe is the fastest access possible to our Web site. Our access to telecommunications infrastructure is scaleable on demand and has been proven to provide reliable transactional support.

     In November 1998, we won three Canadian Information Productivity Awards, for our online auction technology, including an Award of Excellence, Best of Category Award for Small Business, and top honors with the Best of Show Award. Our development work received distinction within a group of award-winning IT solutions which included such organizations as GE Capital, Canadian Pacific Railways, IBM Canada, National Bank of Canada, Scotiabank, Air Canada, Revenue Canada, ING Canada, Rogers Media, Cantel and Royal Bank of Canada.

     In September 1999, we introduced a new Web site design featuring improved navigational features, a new fixed price purchasing option, a brighter image and new corporate logo. We also improved our customer service section and broadened product selection for our business-to-consumer auctions. Shoppers are able to check the status of their orders online and also review their shopping history. On January 31, 2000 our Web site was further revised to include a section devoted to our business-to-business offerings.

     Our engineering, production and research and development staff currently consists of 10 software development engineers and three system consultants.

Research and Development

     We believe that our proprietary auction management software provides a competitive advantage over other online auction companies and auction enablers and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our research and development efforts on the continued development of our proprietary auction management software. Our ongoing research and development efforts are aimed at enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment.

     Our research and development expenditures were approximately $1.0 million for the year ended December 31, 1999, $889,000 for the year ended December 31, 1998 and $661,000 for the year ended December 31, 1997, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 1999 included the re-design of our Web page, redevelopment of a fixed price site and development of business-to-business auction technology.

Intellectual Property

     Our performance and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights. In March 1999, we received a patent from the U.S. Patent and Trademark Office covering the process whereby we conduct Dutch auctions over electronic distribution channels. We have a patent application pending in Canada covering the same technology.

     Our proprietary software is subject to common law copyright protection, but we do not have, and do not intend to pursue, any registered copyrights. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret.

     Our major trademarks or tradenames include: BID.COM; POWERED BY BID.COM; BID.COM, THE ONLINE AUCTION; INTERNET LIQUIDATORS; BID BUDDY; SEARCH BUDDY; and EXPERIENCE ENGINE. Except for INTERNET LIQUIDATORS, which is registered in Canada, all of these trademarks and tradenames are the subject of pending applications for registration in either or both of the United States and Canada.

     Our competitive position is also dependent upon our unpatented trade secrets. In an effort to protect our trade secrets, and as part of our confidentiality procedures, we generally enter into confidentiality and non-disclosure agreements with our employees and consultants and generally limit access to and distribution of our software, documentation and other proprietary information.

Competition

     The online commerce market is new, rapidly evolving and intensely competitive. We expect that online commerce competition in general, and online auction competition in particular (both as an intermediary and as an enabler), will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites at a relatively low cost. In addition, the broader retail consumer product industry is intensely competitive.

     Business-to-Consumer Competition

     Our competitors, determined on the basis of type of merchandise and sales format offered by such entities to customers, include:

 .      companies providing business-to-consumer online auctions services such as
       Onsale, Inc., First Auction by Internet Shopping Network Inc., uBid, Inc. Egghead.com, Inc. and Bid.hit, Inc.;

 .      consumer-to-consumer online auction services such as eBay Inc, Yahoo!,
       Auctions Powered by Onsale, Auction Universe, a Times-Mirror Company, Excite Inc. and a number of small services, including those that serve specialty markets;

 .      companies providing online communities and services that specialize in or otherwise have expertise in developing online commerce and some of whom currently offer a variety of business-to-consumer trading services, including Amazon.com, America Online and Microsoft Corporation;

 .      companies that offer merchandise similar to that of which we offer but through physical auctions and with which we compete for sources of supply;

 .      catalog companies with substantial customer data bases, which may devote greater resources to Internet commerce in the future; and

 .      large retailers and other companies with strong brand recognition and experience in online commerce that are increasingly directing greater resources to Internet commerce and who seek to compete in the online auction market, including Cendant Corporation and QVC, Inc.

     We believe that the principal competitive factors in our business-to-consumer online auction market are brand recognition, product selection, variety of value-added services, ease of use, site content, quality of service, reliability of delivery of products, quality of search tools, system reliability, technical expertise and price. We believe that we are competitive in each of these areas.

     Business-to-Business Competition. The online auction and dynamic solutions markets are new, rapidly evolving and intensely competitive. The companies we compete with in this market include:

 .      companies providing auction software and dynamic commerce solutions such as Moai Technologies, Opensite Inc., IBM's Websphere product, Trading Dynamics (recently acquired by Ariba), CommerceBid (recently acquired by CommerceOne), and Webvision.

 .      outsourced auction-hosting services that compete with Bid.Com's hosted auction service such as Fairmarket, Inc., Bidland.com Inc., and Opensite's Concierge service.

    We believe our business model to be unique by combining business-to-business and consumer auction sales and fixed price sales. We are not aware of any other business which competes directly with us in all of these areas. However, because the barriers to the e-commerce industry are minimal, we may in the future face additional competitors who we cannot currently identify.

     We believe that the principal competitive factors in our business-to-business on-line auction market are variety of pricing methods, quality of service, reliability, technical expertise and price. We believe that we are competitive in each of these areas.

     Employees

     As of April 27, 2000, we employ 64 full-time employees, including 9 in sales and business development, 14 in engineering support, and operations, 16 in merchandise acquisition and marketing, 4 in customer support and service, and 21 in finance, administrative and senior management functions. We also employ 5 part-time employees, all of whom are in customer support and service and one in engineering support. We also hire independent contractors for software development, technical documentation, artistic design, merchandising and administration, as needed. None of our employees are represented by a labor union, and we consider our employee relations to be good.

History

     Our business was commenced by Internet Liquidators Inc., an Ontario corporation, in September 1995. In May 1996, Internet Liquidators International Inc., an Ontario corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, we were formed as an Ontario corporation by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc. In March 1998, we converted our consumer brand URL from www.Internetliquidators.com to www.bid.com.

     Our principal business offices are located at 6725 Airport Road, Suite 201, Mississauga, Ontario L4V 1V2, Canada.

                                  RISK FACTORS

     An investment in our common shares is risky. You should carefully consider the following risks, as well as the other information contained in this annual report. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common shares could decline, and you might lose all or part of your investment.

Our limited operating history makes evaluating our business difficult.

     We were founded in September 1995 and began conducting business-to-consumer auctions on the Internet in April 1996. We began to actively advertise our Web site in 1997 and we introduced our business-to-business auction enabling strategy and related services during 1999. Accordingly, there is only a limited operating history for you to base an evaluation of us and our business prospects. Our business and prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online commerce. Our business strategy may not be successful and we may not successfully address those risks.

We will need additional capital in the future, and if we are unable to secure additional financing when we need it, we may be required to curtail our operations significantly, which would have a material adverse affect on our business, financial condition and results of operations.

     Since we began our operations, we have funded our operations primarily through the sale of securities to investors in a series of private placements and, to a limited extent, through cash flow from operations.

     At this time, funds from operations are not sufficient to meet our anticipated financial requirements. As of May 15, 2000, we had cash on hand and marketable securities of approximately $10.2 million. Based on current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our needs until approximately October 1, 2000. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

     On May 19, 2000 we signed an agreement with Acqua Wellington Value Fund Ltd. (which we refer to in this annual report as Acqua Wellington) under which Acqua Wellington agreed to invest a minimum of U.S.$1.5 million and a maximum of U.S.$6.5 million in our company. Under certain conditions, the amount which Acqua Wellington will be required to invest will increase from U.S.$1.5 million to up to U.S.$3.5 million. At least U.S.$3.0 million and, under certain conditions, as much as U.S $5.0 million of the investment will be made at the discretion of Acqua Wellington. Completion of the proposed Acqua Wellington financing is subject to the satisfaction of various closing conditions and regulatory and Toronto Stock Exchange approval. We cannot assure you that the Acqua Wellington financing will be completed in a timely manner or at all, or the exact amount that Acqua Wellington will invest. Even if Acqua Wellington completes the investment we anticipate that we will need to raise additional funds by approximately

November 1, 2000, if Acqua Wellington invests U.S.$1.5 million, and by approximately February 1, 2001, if Acqua Wellington invest US.$6.5 million.

     Other than the Acqua Wellington financing, we do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail our operations, which would have a material adverse effect on our business, financial condition and results of operations. If we need to obtain funds by October 1, 2000, or earlier, potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. If we raise funds by selling additional capital shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

We are not profitable and expect to continue to incur losses.

     We have accumulated net losses of approximately $56.3 million as of March 31, 2000. For the year ended December 31, 1999 our net loss was approximately $20.8 million. We have never achieved profitability and expect to continue to incur losses for the foreseeable future.

     Our operating losses, to date, have been attributable, in part, to our promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. We expect to continue to sell a limited number of products at significantly reduced margins and, in the future, may from time to time use promotional pricing programs in connection with the introduction of new products and services, in response to competitive pressures or for other business reasons. The use of promotional pricing strategies will affect our ability to achieve profitability. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

As a result of our evolving business model, we may generate less revenue from the business-to-consumer market and we may not be able to replace that revenue with revenue from the business-to-business market.

     During 1999 we began to shift our primary business focus from the business-to-consumer market to the business-to-business market. During 2000 and in the future we plan to devote significantly greater marketing resources to developing our business-to-business related services. As a result, the revenue we generate from our business-to-consumer auctions may decline and that decline may be significant. During 1999, a substantial majority of our revenues were generated from our business-to-consumer auctions and related services. We cannot assure you that if our business-to-consumer generated revenues decline we will be able to replace lost revenue with revenue from our business-to-business services. If we are unable to replace lost revenue, our business, results of operations, cash flow, financial condition and prospects could be materially adversely affected.

Our marketing alliance with AOL has terminated which may reduce traffic to our business-to-consumer Web site; we rely on alliances with other third parties to drive traffic to our business-to-consumer Web sites, and if those alliances terminate our business could be harmed.

     We rely on alliances with Internet service and content providers and other marketing partners to drive traffic to our online business-to-consumer auction sites. These alliances are of limited duration or may be terminated at any time. For example, our agreement with America Online expired on March 31, 2000. We estimate that in 1997, 1998 and 1999 we earned a substantial portion of our auction revenues from customers who accessed our auction site through America Online. The termination of this agreement may result in a reduction in the number of visitors to our business-to-consumer Web site, which in turn, may result in a decrease in our revenues. Our agreement with Rogers Media may be terminated by Rogers Media at any time upon 90 days' advance written notice, subject to certain conditions. We cannot be certain that this or any of our other existing marketing arrangements will be renewed upon expiration on favorable terms or at all. If these arrangements are terminated prior to expiration or are not renewed, we will have to enter into arrangements with other marketing partners. We cannot be certain that we will be able to do so on favorable terms or at all. The termination of these arrangements may have a material adverse effect on our results of operations and financial condition if we are unable to procure suitable substitute marketing arrangements.

     To date, most of the marketing alliances we entered into in the United States have not been exclusive or restricted as to location or technological environment. Therefore, we have retained the necessary flexibility to broaden our distribution by increasing the number of marketing alliances and advertising relationships. We cannot assure you that future alliances with these partners or others will provide us with the same flexibility.

Potential fluctuations in our Financial Results Makes Financial Forecasting Difficult

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

     . the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

     .  the availability and pricing of merchandise from vendors;

     . the announcement or introduction of new sites, services and products by us or our competitors;

     . the timing of, and our ability to, integrate any future acquisition of businesses, technologies or products or any strategic investments or relationships into which we may enter; and

     . general economic conditions as well as economic conditions specific to the Internet and online commerce industries.

     As a result of our limited operating history, the emerging nature of the markets in which we compete and the inherent degree of variability in auctions, it is difficult for us to accurately forecast our revenues or earnings from auction and auction enabling activities. In addition, a significant portion of our net revenues for a particular quarter are derived from auctions that are conducted during that quarter. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations, cash flow and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations, financial condition and prospects.

     Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares would almost certainly be materially adversely affected.

Our business-to-consumer operations would be adversely affected if we are unable to maintain relationships with vendors.

     We are dependent upon third party vendors to supply us with merchandise for sale in our business-to-consumer Internet auctions. The availability of merchandise from most suppliers is unpredictable. We do not have long-term contracts or arrangements with most of our vendors guaranteeing the availability of merchandise for our auctions. We cannot assure you that our current vendors will provide merchandise for sale in our auctions or that we will be able to establish new vendor relationships that ensure merchandise will be available for auction on our Web site. We also rely on many of our vendors to process and ship merchandise to customers. We have limited control over the shipping procedures of our vendors, and shipments by these vendors may be subject to delays. During 1999, four unrelated suppliers of computers and other products provided approximately 21%, 15%, 13% and 10%, respectively, of the merchandise offered for sale in our business-to-consumer auctions. For 2000, we anticipate that, at any given time, these or other suppliers may continue to supply a significant percentage of our business-to-consumer product offerings.

Our markets are highly competitive and we may not be able to compete effectively.

     The online commerce market is new, rapidly evolving and intensely competitive. We expect that online commerce competition in general, and online auction competition in particular, will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites and technologies at a relatively low cost. In addition, the broader retail consumer product industry is intensely competitive. We compete with a broad range of companies including:

     . providers of business-to-business online auction software and dynamic pricing solutions;

     .  providers of outsourced auction hosting services;

     . providers of business-to-consumer and consumer-to-consumer online auctions services;

     .  online communities and services that promote online commerce;

     .  providers of physical auctions of merchandise similar to ours;

     .  catalog companies with substantial customer data bases; and

     . large retailers and other companies with strong brand recognition and experience in online commerce.


     Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot not assure you that we will be able to compete effectively.

We have expended significant resources to promote our brand which may not be accepted by the marketplace.

     We believe that strong brand recognition is necessary to achieving widespread acceptance of our business-to-consumer Web site and to a lesser extent, our business-to-business offerings. Our ability to promote and position our brand will depend largely on the success of our marketing efforts and our ability to offer a broad range of products and provide high quality, easy-to-use, secure auction services. If vendors do not perceive our Web site as an effective marketing and sales channel or technology for their goods and services, or if customers do not perceive our platform as offering a secure and user-friendly means to purchase goods and services, we will be unsuccessful in promoting and maintaining our brand. Similarly, if our business-to-business customers do not perceive our on-line auction technology, e-commerce platform and related services as an effective means to conduct their auctions, we will be unsuccessful in promoting and maintaining our brand.

     Furthermore, to attract and retain customers for our business-to-consumer auctions and to promote and maintain the Bid.Com brand, we must expend significant resources. We cannot assure you that our brand promotion efforts will result in increased revenues, or that resulting increased revenues would offset the expenses incurred by us in promoting our brand. If we are unable to promote or maintain our brand, our business, financial condition, results of operations, cash flow and prospects would be materially and adversely affected.

We depend on our key personnel and we may not be able to attract or retain the highly skilled personnel we need.

     Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel and maintain no "key person" life insurance policies. Moreover, to accommodate our current size and manage our anticipated growth, we must maintain and expand our employee base. Competition for personnel, especially those with software development and other technical expertise is intense. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel. Our inability to retain and attract the necessary personnel or the loss of services of any of our key personnel could have a material adverse effect on us.

We may not be able to manage our growth.

     We have recently experienced, and may continue to experience, growth in our operations, financial systems and the number of our employees. This growth places significant demands on our management, administrative, operating and financial resources. In order to manage our current operations and any future growth effectively, we will need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain our employees. We cannot assure you that we will be able to manage our growth effectively, that our management, personnel or systems will be adequate to support our operations, or that we will be able to achieve levels of revenue commensurate with the increased levels of operating expenses associated with such growth.

We plan to continue to expand internationally and are subject to risks associated with global expansion.

     We currently operate in the United States, Canada, Ireland and Australia. We plan to expand our international presence. We may incur significant costs in connection with our international expansion. There are also risks inherent in doing business on a global level, including:

 .       various laws and regulatory requirements;

 .       tariffs, customs, duties and other trade barriers;

 .       longer payment cycles;

 .       export and import restrictions;

 .       political risks;

 .       currency and foreign exchange controls;

 .       seasonal reductions in business activity during the summer months in
        Europe and elsewhere; and

 .       potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.


Any future acquisitions of companies or technologies may result in disruptions to our business and/or the distraction of our management.

As part of our business strategy, in the future we may seek to acquire or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or to successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre-acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

 .       the acquired businesses may not achieve expected results;

 .       we may not be able to retain key personnel of the acquired businesses;

 .       we may incur substantial, unanticipated costs, delays or other operational or financial problems when we try to integrate businesses we acquire with our own;

 .       our management's attention may be diverted; or

 .       our management may not be able to manage the combined entity effectively or to make acquisitions and grow our business internally at the same time.

In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

If we are unable to successfully protect our intellectual property or obtain certain licenses, our competitive position may be harmed.

     Our performance and ability to compete are dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights. In March 1999, we received a patent from the U.S. Patent and Trademark Office covering our process for conducting Dutch auctions over electronic distribution channels. We have a patent application pending in Canada covering the same technology. We cannot assure you that the patent under application in Canada will result in a patent being issued in Canada. In addition, we cannot guarantee that any patents issued to us will afford meaningful protection for our technology. Competitors may develop similar technologies which do not conflict with our patents, others may challenge our patents and, as a result, our patents could be narrowed or invalidated.

     Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality-protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. The laws of other countries may afford us little or no protection of our intellectual property.

     We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used in our Web site to perform key functions. We cannot assure you that these third party technology licenses will continue to be available to us on commercially reasonable terms, if at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing some products or services or unable to complete our proprietary software enhancements.

Others could claim that we infringe on their intellectual property rights, which may result in costly and time consuming litigation.

     Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we receive notice from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

Changes in government regulations may result in increased expenses, which could decrease the demand for our services and negatively impact our results.

     We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and additional operational requirements and expenses and may decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and increase our cost of doing business.

Our business may be affected by evolving tax regulations.

     With the exception of sales to bidders in Florida, California and Georgia, the states in which we have, or in the past had, a physical presence, we do not collect sales or other similar taxes in respect of goods sold through our hosted auctions. However, one or more states may seek to impose sales tax collection obligations on out-of-state companies that engage in or facilitate online commerce. Also, a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities.

     In the United States, the Internet Tax Freedom Act, limiting the ability of the states to impose certain taxes on Internet-based transactions, was enacted in October 1998. Pursuant to such legislation, a general three-year moratorium expiring in October 2001 was implemented banning the imposition of state and local taxes on Internet access (unless such taxes were generally imposed and actually enforced prior to October 1, 1998) and discriminatory or multiple taxes on e-commerce. It is possible that the moratorium may not be renewed when it terminates in October 2001. Failure to renew the moratorium could allow state and local government to impose taxes on Internet based sales, and such taxes could have a material adverse effect on our business, financial condition, results of operation, cash flow and prospects.

If we are unable to expand our systems to meet demand our business would suffer.

     Any substantial increase in the traffic volume on our Web site will require us to expand our technology, transaction processing systems and network infrastructure. We may not be able to project accurately the rate or timing of increases in the use of our services or expand our systems and infrastructure in a timely manner to accommodate such increases. If we are unable to expand our systems in a timely manner we may lose customers, we may be unable to attract new systems and our operating results will suffer.

We may have to expend significant resources to keep pace with rapid technological change.

     The Internet and e-commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could render our existing Web site and proprietary technology obsolete. Our performance will depend, in part, on our ability to:

 .       develop new proprietary technology that address the increasingly sophisticated and varied needs of our existing and prospective customers;

 .       respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

 .       continually improve the performance, features and reliability of our services in response to evolving market demands; and

 .       license leading technologies;

     We may be required to make substantial expenditures to accomplish the foregoing and to modify or adapt our services or infrastructure.

Our long-term viability is substantially dependent upon the widespread acceptance and use by consumers and businesses of the Internet as a medium of commerce.

     Our future success depends in part on the continued growth and reliance by consumers and businesses on the Internet, particularly the growth of online auctions in the consumer and business-to-business markets. Use and growth of the Internet will depend in significant part on continued rapid growth in the number of households and commercial, educational and governmental institutions with access to the Internet. The use and growth of the Internet will also depend on the number and quality of products and services designed for use on the Internet.

Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand. Internet use patterns may decline as the novelty of the medium recedes. We cannot predict the extent to which consumers and businesses will be willing to shift their purchasing habits from traditional retailers and distributors to online retailers and distributors.

     The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and our business in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

     In addition, even if consumers and businesses accept the use of the Internet as a viable medium of commerce, we cannot assure you that Internet auctions generally will develop successfully or achieve widespread acceptance. If the market for Internet-based online auctions fails to develop, or develops more slowly than expected or becomes saturated with competitors, our business, financial condition, results of operations, cash flow and prospects would be materially adversely affected.

If the Web infrastructure is unable to support user demand or if our connection to the Internet is interrupted our business may be harmed.

     The success of our branded auction service and our business-to-business offerings will depend, to a significant degree, upon the development and maintenance of the Web infrastructure and reliable Web access and services. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. There can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that such growth will not adversely affect the performance or reliability of the Web.

     Furthermore, from time to time, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and the level of traffic and the processing of on-line auctions. In addition, we do not own a gateway onto the Internet. Instead, we rely on Internet service providers to connect our Web site to the Internet. From time to time, we have experienced temporary interruptions in our Web site connection and in our telecommunications access. Continuous or prolonged interruptions in our Web site connection or in our telecommunications access would have a material adverse effect on our operations.

     In addition, the Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the necessary infrastructure, standards, protocols or complementary products, services or facilities are not developed, our business, results of operations, cash flow and financial condition will be materially and adversely affected.

Systems failures or breaches of security could cause a significant disruption to our business, damage our reputation and expose us to liability.

     We believe our reputation for providing reliable and efficient services is critical to our future success. Our systems are vulnerable to a number of factors that may cause interruptions in our auctions and our ability to enable or host third party auctions and our other services, including, among others:

 .       damage from human error, tampering and vandalism;

 .       breaches of security;

 .       fire and power losses;

 .       telecommunications failures and capacity limitations; and

 .       software or hardware defects.

     We have developed a redundant system and a formal disaster recovery plan. Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, subject us to loss of business and significant repair costs. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data, including credit card information. Security breaches could expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information. These factors could expose us to liabilities which could exceed our insurance coverage. Service disruptions could also damage our reputation, cause us to lose existing customers and make it difficult to attract new ones. Extensive repair costs could also affect our ability to operate. Although we continue to take steps to enhance the security and redundancy of our systems, our systems are not now, nor will they ever be, fully secure and redundant.

We are subject to risks associated with exchange rate fluctuations.

     We transact substantially all of our purchases and sales in U.S. dollars while the majority of our operating expenses are in Canadian dollars. We have recently opened offices in Ireland and Australia and plan to expand to other countries. As a result in the future we may earn revenues and incur expenditures in the currencies of these countries and in other foreign currencies. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the U.S./Canadian dollar exchange rate. Fluctuations in the U.S./Canadian dollar exchange rate or the exchange rate of other currencies against the U.S. or Canadian dollars could have a material adverse effect on our earnings and cash flows.

Potential Year 2000 Problems could harm our business or the businesses of some of our significant suppliers or customers or damage our reputation and force us to divert resources away from the operation our business.

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to January 1, 2000 was effective to prevent any problems. Computer experts have nevertheless warned that there may still be residual consequences of the change in centuries.

     We have not experienced any material Year 2000 problems to date and we are not aware of any material Year 2000 problems which our significant suppliers have experienced that are reasonably likely to materially affect our business. Nevertheless, in the future, our equipment and technology or that of our significant suppliers could be significantly impaired or cease to operate due to Year 2000 problems or we or our significant suppliers could experience other Year 2000 problems. Any residual Year 2000 difficulties or problems which we or our significant suppliers experience could materially harm our business.

Our preference shares could prevent or delay a takeover that some or a majority of shareholders consider favorable.

     Our board of directors, without any further vote of our shareholders, may issue preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution of common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

The volatility of our share price could adversely affect our shareholders.

     Our common shares are listed on The Toronto Stock Exchange under the symbol BII and are quoted on the Nasdaq National Market under the symbol BIDS. The trading price of our common shares on The Toronto Stock Exchange and Nasdaq has fluctuated significantly in the past and may be highly volatile and could be subject to wide fluctuations in the future. Further, the stock markets, in general, and the market for Internet-related and technology companies, in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance.

     In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

Our common shares may become subject to "penny stock" regulations which may affect your liquidity in our common shares.

     Our common shares were first quoted on the Nasdaq National Market on April 20, 1999. Since then, our common shares have traded at prices below US$5.00 from time to time. Should our common shares continue to be traded below U.S.$5.00, our common shares could become characterized as "penny stocks" which could severely affect market liquidity. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Securities and Exchange Commission regulations generally define a penny stock to be an equity security that has a market price of less than U.S.$5.00 per share, subject to certain exceptions. Such exceptions include any equity security listed on Nasdaq or a national securities exchange and any equity security issued by an issuer that has:

 .       net tangible assets of at least US$2,000,000, if such issuer has been in continuous operation for three years

 .       net tangible assets of at least US$5,000,000, if such issuer has been in continuous operation for less than three years; or

 .       average annual revenue of at least US$6,000,000, if such issuer has been in continuous operation for less than three years

     Unless an exception is available, the regulations require that, prior to any transaction involving a penny stock, delivery of a disclosure schedule explaining the penny stock market and the risks associated therewith. The penny stock regulations would adversely affect the market liquidity of our common shares by limiting the ability of broker/dealers to trade the shares and the ability of purchasers of our common shares to sell in the secondary market.

U.S. investors in our company could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

     We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during our 2000 tax year or in subsequent years. We would be a PFIC if 75% or more of our gross income in a taxable year is passive income. We would also be a PFIC if at least 50% of our assets averaged over the taxable year produce, or are held for the production of, passive income. For these purposes, the value of our assets would be calculated based on our market capitalization. Passive income includes, among other items, interest, dividends, royalties, rents and annuities. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income.

     If we are or become a PFIC, many of our U.S. shareholders will be subject to the following adverse tax consequences:

 .       they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;

 .       they will be required to pay interest on taxes allocable to prior periods; and

 .       the tax basis of our capital shares will not be increased to fair market value at the date of their death.

     If we become a PFIC, U.S. shareholders could avoid these tax consequences by making a qualified electing fund election or a mark-to-market election.
These elections would need to be in effect for all taxable years during which we were a PFIC and during which you held our capital shares. A U.S. shareholder who makes a qualified electing fund election, will be taxed currently on our ordinary income and net capital gain (unless a deferral election is in effect). A U.S. shareholder who makes a mark-to-market election will include as ordinary income each year an amount equal to the excess of the fair market value of our capital shares over the adjusted tax basis as of the close of each year (with certain adjustments for prior years).

     If we become a PFIC, our U.S. shareholders will generally be unable to exchange our capital shares for shares of an acquiring corporation on a tax-deferred basis under the reorganization rules of the Internal Revenue Code, and the benefits of many other nonrecognition provisions of the Internal Revenue Code will not apply to transfers of our capital shares. In addition, if we become a PFIC, pledges of our capital shares will be treated as sales for U.S. federal income tax purposes. U.S. citizens should note that state and local taxes may also apply if amounts are included in U.S. federal taxable income under the PFIC rules of the Internal Revenue Code. The PFIC rules are very complex. U.S. citizens are strongly encouraged to consult with their tax advisors concerning all of the tax consequences of investing in our common shares and the possible benefits of making a tax election given their circumstances. Additionally, U.S. citizens should review the section entitled "Taxation--U.S. Federal Income Tax Considerations--Tax Status of the Company-- Passive Foreign Investment Companies" contained in this annual report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

Future sales by existing shareholders may lower the price of our common shares which could result in losses to our shareholders.

     As of April 27, 2000, there were 53,028,854 common shares outstanding. Of these shares, 48,608,833 common shares are freely tradable. The remaining common shares and common shares issuable upon exercise of options and warrants outstanding are eligible for sale to the public market in the United States as follows:

 . Our affiliates own 2,047,150 shares that may be sold subject to volume restrictions imposed by Rule 144. Our affiliates also own options to acquire an additional 2,265,000 shares. The shares to be issued upon exercise of these options may be freely sold under Rule 701, to the extent applicable. In addition, we plan to file a registration statement on Form S-8 covering all of these shares. After the registration statement is filed all of these shares may be freely sold when issued.

 . Our employees and consultants who are not deemed affiliates hold options to buy a total of 1,107,650 shares. The shares to be issued by exercise of these options may be sold freely under Rule 701, to the extent applicable. The remaining shares may be freely sold after we file our registration statement on Form S-8.

 . We may issue options to purchase up to an additional 3,134,800 shares under our stock option plans. The shares to be issued upon exercise of these options may be freely sold when issued, provided that we have filed a registration statement on Form S-8.

 . We have issued an additional 2,372,871 shares to non-affiliates which will become eligible for resale under Rule 144 at various times over the next 10 months.

 . We have issued warrants to purchase a total of 2,490,146 shares. We have registered 2,040,146 shares issuable upon execution of warrants for resale in Canada. The shares issued upon exercise of the outstanding warrants may be freely sold subject to the provisions of Rule 144, beginning one year after issuance.

     In addition, we have agreed with Acqua Wellington to register the common shares which they will purchase in the Acqua Wellington financing. Upon completion of the registration, all of the shares which they purchase may be freely sold.

     Sale of substantial amounts of shares into the public market may lower the market price of our common shares.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the number of our common shares then outstanding (approximately 530,288 shares) or (ii) the average weekly trading volume of our common shares during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Rule 701 under the Securities Act permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Any of our employees, officers, directors or consultants who, prior to April 14, 1999, purchased his or her shares or received options to purchase common shares, pursuant to a written

Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

It may be difficult for you to enforce civil liabilities on us or our officers or directors.

     We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada and a substantial part of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the Securities Act of 1933, as amended, or the Exchange Act or the rules and regulations promulgated under such statutes. We believe, based on advice of our Canadian counsel, that a judgment of a United States court predicated solely upon civil liability under such U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, we believe, based on such counsel's advice, that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such U.S. federal securities laws.

We have never paid dividends.

     We have paid no cash dividends on any of our shares of capital stock and have no plans to pay dividends in the foreseeable future. We currently intend to retain all earnings, if any, for working capital and general corporate purposes.

ITEM 2  - DESCRIPTION OF PROPERTY

     Our principal administrative, engineering, merchandising and marketing facilities total approximately 10,165 square feet and are located on two floors of an office building in Mississauga, Ontario, Canada, under a lease that terminates on October 31, 2001. We also lease offices in Tampa, Florida where four employees are located. We believe that we have adequate space for our current needs. As we expand, we expect that suitable additional space will be available on commercially reasonable terms. We also maintain offices in Dublin, Ireland with -4 employees and Melbourne, Australia with one employee. We do not own any real estate nor do we currently own or lease warehouse space. We rely, instead, on direct shipments from vendors or contract warehouses for our fulfillment and logistics requirements.

ITEM 3  - LEGAL PROCEEDINGS
     Neither we, nor any of our subsidiaries, is a party to, or the subject of, any material legal proceedings.

ITEM 4  - CONTROL OF REGISTRANT

     To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of our issued and outstanding common shares. As of April 27, 2000, our directors and officers as a group (12 persons) owned 4,002,983 common shares, representing 7.6% of our shares. This includes a total of 1,955,833 common shares issuable upon exercise of options and warrants exercisable within 60 days from April 27, 2000 by certain directors and executive officers. It does not include a total of 409,167 shares issuable upon exercise of options and warrants held by directors and officers that are first exercisable more than 60 days after April 27, 2000.

     We are not aware of any arrangements which may result in a change in control of our company.

ITEM 5  NATURE OF TRADING MARKET

     Our common shares are quoted on the Nasdaq National Market and are listed on The Toronto Stock Exchange. Our common shares have been quoted on Nasdaq since April 20, 1999 under the symbol "BIDS." Our common shares began trading on The Toronto Stock Exchange on February 9, 1998 under the symbol "ILI" and, since July 18, 1998, our common shares traded under the symbol "BII". From June 6, 1996 to February 9, 1998, our common shares were quoted for trading on the Canadian Dealing Network under the symbol "ILII."

     The following tables set forth the range of high and low sales prices (rounded to the nearest hundredth) as reported by Canadian Dealing Network (through February 8, 1998), The Toronto Stock Exchange (beginning February 8,
1998) and Nasdaq (beginning April 20, 1999) during the calendar quarters indicated:

                           The Toronto Stock Exchange


                1998                         High                    Low
                ----                         ----                    ---
                                            (Cdn $)                (Cdn $)

            1st Quarter                       3.90                   1.95
            2nd Quarter                       3.80                   1.12
            3rd Quarter                       2.08                   0.65
            4th Quarter                       6.00                   0.56

                1999                         High                   Low
                ----                         ----                   ---
                                            (Cdn $)                (Cdn $)
            1st Quarter                      17.60                   3.65
            2nd Quarter                      33.65                  10.65
            3rd Quarter                      13.05                   4.90
            4th Quarter                       8.95                   5.65

                2000                         High                   Low
                ----                         ----                   ---
                                            (Cdn $)                (Cdn $)
            1st Quarter                      13.10                   5.85
            2nd Quarter                       9.20                   3.11
          (April 1, 2000 to
            May 18, 2000)

                                     Nasdaq


                 1999         High          Low         High          Low
                 ----         ----          ---         ----          ---
                             (Cdn$)       (Cdn$)        (US$)         (US$)


2nd Quarter                   28.56        10.72         19.13        7.13
3rd Quarter                   12.54         5.59          8.53        3.75
4th Quarter                    8.85         5.63          6.00        3.84

                 2000         High          Low         High          Low
                 ----         ----          ---         ----          ---
                             (Cdn$)       (Cdn$)        (US$)         (US$)

1st Quarter                   13.30         5.75        9.13         3.70
2nd Quarter                    9.69         3.01        6.50         2.06
(April 1, 2000 to
May 18, 2000)


     United States dollar amounts are converted to Canadian dollars at the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the date of such sales prices.

     As of April 28, 2000, we had 1,360 shareholders of record holding 53,028,854 common shares, of which 369 shareholders holding 6,109,392 common shares had an address of record in the United States. Common shares held by the principal depositary in the United States on such date amounted to 5,426,188 or 10.2% of our issued common shares, which shares are held for participants' accounts.

ITEM 6  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

     There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

     An investment in our voting shares by a non-Canadian (other than a "World Trade Organization Investor," as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets were $5.0 million or more. An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our company, and the value of our assets equaled or exceeded $192.0 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares. The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("World Trade Organization Member") or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a "World Trade Organization investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

     Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of our voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of our company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our company, through the ownership of voting interests, remains unchanged.

ITEM 7  TAXATION
Canadian Federal Income Tax Considerations

     The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm's length with us. Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trade or dealer in property of the same kind.

     This summary is based upon the current provisions of the Income Tax Act and the regulations thereunder and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

     This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

     Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of our common shares.

     Taxation of Dividends.

     A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available to a holder resident in the United States against U.S. federal income taxes. Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

     Disposition of common shares.

     A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" (as defined in the Income Tax Act). Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on a U.S. stock exchange and the Nasdaq are generally not considered to be taxable Canadian property. However, such shares can be taxable Canadian property if, at any time during the 60 month period immediately preceding their disposition, 25% or more of our issued shares of any class belong to the non-resident together with persons with whom the non-resident did not deal at arm's length.

     An option to acquire common shares or other securities convertible into or exchangeable for common shares, or otherwise having an interest in common shares, could constitute taxable Canadian property if the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest. Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the Non-Resident is a non-resident insurer, any common share that is its "designated insurance property" for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

     Two-thirds of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. Two-thirds of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

     A purchase by us of our common shares (other than a purchase of our common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount we paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. The amount of any such deemed dividend will reduce the proceeds of disposition of the common shares to the holders for the purpose of computing the amount of the capital gain or loss under the Income Tax Act of the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder's capital gain or loss under the Income Tax Act.

     Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty provision which normally exempts U.S. residents from Canadian tax on the sale of property (paragraph 4) such as shares does not apply where the U.S. resident was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and the individual was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. Federal Income Tax Considerations

     The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this annual report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

     Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Treatment of Dividend Distributions

     Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," a distribution by our company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

     While it is not anticipated that our company will pay dividends in the foreseeable future, the gross amount of any distribution from our company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

     A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

Sale or Exchange of a Common Share

     Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

Tax Status of the Company

     Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our company was not a personal holding company in 1999 and is not currently a personal holding company. However, no assurance can be given that either test will not be satisfied in the future.

     Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding company, a portion of its "undistributed foreign personal holding company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our company was not a personal holding company in 1999 and is not currently a personal holding company. However, no assurance can be given that our company will not qualify as a foreign personal holding company in the future.

     Passive Foreign Investment Companies. A company will be a passive foreign investment company if 75% or more of its gross income (including the pro rata share of the gross income of any company (United States or foreign) in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the company will be considered to be a passive foreign investment company if at least 50% of the value of the company's assets (averaged over the year) (including the pro rata share of the value of the assets of any company in which the company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

     If our company is a passive foreign investment company for any taxable year, a U.S. Holders, in the absence of an election by such U.S. Holder to treat our company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our company was a passive foreign investment company. Additionally, if our company is a passive foreign investment company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

     If our company is treated as a passive foreign investment company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our company was a passive foreign investment company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our company as ordinary income and a pro rata share of the net capital gain of our company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from our company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our company is classified as a passive foreign investment company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment company annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a passive foreign investment company who is a U.S. Holder must file a completed IRS Form 8621 every year.

     As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

     The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

     We do not believe our company was a passive foreign investment company during 1999. However, there can be no assurance that our company will not be classified as a passive foreign investment company in 2000 or thereafter because the tests for determining passive foreign investment company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our company is a passive foreign investment company will be subject to the foregoing rules, even if our company ceases to be a passive foreign investment company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment company rules.

Back-Up Withholding and Information Reporting

     U.S. Holders generally are subject to information reporting requirements with respect to dividends paid in the United States on common shares. Under existing regulations, such dividends are not subject to back-up withholding. U.S. Holders generally are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption.

     Treasury regulations generally effective January 1, 2001 may alter the rules regarding information reporting and back-up withholding. In particular, those regulations generally would impose back-up withholding on dividends paid in the United States on common shares unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption. Prospective investors should consult their tax advisors concerning the effect, if any, of these Treasury regulations on an investment in common shares. The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such Holder to a refund, provided that certain required information is furnished to the IRS.

ITEM 8  SELECTED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, our consolidated financial statements, and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this annual report. The consolidated statement of operations data for the years ended 1997, 1998 and 1999 and consolidated balance sheet data as of December 31, 1998 and 1999, as set forth below, are derived from our consolidated audited financial statements, including the notes thereto, included elsewhere in this annual report. The consolidated statement of operations data for the year ended 1996 and for the four months ended December 31, 1995 and the consolidated balance sheet data as at December 31, 1996 and 1995 have been derived from our audited financial statements not included in this annual report. We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the United States. However, as applied to us, for all fiscal periods for which financial data are presented in this annual report, Canadian GAAP and U.S. GAAP were substantially identical in all material respects, except as disclosed in Note 14 to our consolidated financial statements and as described below.

     Our financial statements and the selected financial data set forth below are presented in Canadian dollars. Where applicable, financial data presented in this table for the year ended December 31, 1999 has been translated from Canadian dollars into U.S. dollars for convenience purposes at the representative exchange rates of $1.444 to US$1.00, the noon buying rate in New York City on December 31, 1999 for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as a representation that the Canadian dollar amount represents, or has been converted into, U.S. dollars at this or any other rate.

Statement of Operations
 Data:
                                         Year Ended                                  Year Ended             Four
                                         December 31                                 -----------            Months
                                         -----------                                 December 31            Ended
                                                                                     -----------            Dec 31


                              1999          1999           1998                   1997          1996        1995(1)
                              ----          ----           ----                   ----          ----        -------
                             (Cdn$)        (U.S.$)        (Cdn$)                 (Cdn$)        (Cdn$)       (Cdn$)

                                                           (Audited)
                                            (in thousands except for per share data)
Revenues................      31,001         21,469         20,001                 2,619            51            -
Expenses                      26,696         18,488         19,361                 2,916            12            -
Direct expenses.........
Advertising and               11,870          8,220         12,594                 2,521           403           12
 promotion..............
General & administrative      12,405          8,591          5,751                 3,157         1,453          112
Software development           1,001            693            889                   661           194           10
and technology..........
Depreciation and                 621            430            201                   122           100            1
 amortization
Interest (income)               (767)          (531)           (88)                  (33)            -            -
Total expenses..........      51,826         35,891         38,708                 9,344         2,162          135
Loss from operations....     (20,825)       (14,422)       (18,707)               (6,725)       (2,111)        (135)
Net (loss)..............     (20,825)       (14,422)       (18,707)               (6,725)       (2,111)        (135)
Loss per common share...       (0.42)         (0.29)         (0.79)                (0.55)        (0.21)       (0.01)
Weighted average number       50,682         50,682         23,819                12,297         9,598        3,375
 of
common shares

Balance Sheet Data:(2)

                                                         As at December 31
                                       --------------------------------------------------
                                          1999     1999     1998     1997    1996    1995
                                         -------  -------  -------  ------  ------  ------
                                         (Cdn$)   (U.S.$)  (Cdn$)   (Cdn$)  (Cdn$)  (Cdn$)
                                                           (in thousands)
Working capital........................  21,523   14,905   17,929   5,088    (559)     62
Total assets...........................  36,743   25,445   21,047   6,886     471     145
Long-term Deferred Revenue.............   1,289      893        -       -       -       -
Shareholders equity....................  28,985   20,072   18,622   5,563    (209)    116

____________________________
(1)       We commenced our present business in September 1995.
(2)        We have not paid dividends since our formation.

ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     We offer auction enabling technology and related services for the business-to-business market directly and through a series of strategic partnerships and alliances and for the business-to-consumer market through our Web site located at www.bid.com.

     We offer a comprehensive suite of services, including fixed price, traditional rising price auction, real time or live Dutch auction, and request for quotation/proposal formats.

     In September 1995, our business was commenced by Internet Liquidators Inc., an Ontario corporation. In May 1996, Internet Liquidators USA Inc., a wholly owned subsidiary of Internet Liquidators Inc., was incorporated under the laws of Florida, and Internet Liquidators International Inc., an Ontario Corporation, acquired all of the shares of Internet Liquidators Inc. In January 1997, our Company formed, as an Ontario corporation, by amalgamation of Internet Liquidators Inc. and Internet Liquidators International Inc. In June 1998, we changed our name from Internet Liquidators International Inc. to Bid.Com International Inc.

     From incorporation through April 1996, we had no revenues. During this period, we focused on development of our proprietary technology and computer infrastructure and the initial planning and development of our Web site and operations. We launched our auction Web site in April 1996 under the URL www.internetliquidators.com, but did not begin to actively promote or advertise our Web site until May 1997. From April 1996 until May 1997, we focused on securing our initial relationships with America Online and The Toronto Star, which were concluded in February 1997, and developing an advertising and promotion plan for our business, while continuing to develop our technology and Web site and build our business infrastructure. We generated only minimal revenues during this period.

     In May 1997, we initiated our marketing and advertising campaign and, as a result, began generating more significant commercial revenues for auctions conducted at our Web site. In March 1998, we changed our Web site address to
www.bid.com.   Since launching our Bid.Com brand name, our customer base has increased significantly. As of May 15, 2000, we had approximately 204,000 registered bidders, representing a 716% increase in registered bidders from January 1, 1998.

     Business-to-Business. Building on our significant experience in the delivery of on-line dynamic price solutions, we enable other businesses to enjoy the advantages of an on-line distribution strategy. Because of the modular nature of our software, the mix of products and services may be tailored to the needs of each client. Our software includes an ascending auction, live or real-time Dutch auction, request for proposal/quote auction, or fixed price format. We also offer a wide range of services, including consulting, research, training and implementation services. Customization and implementation may, depending upon the client, take several months, depending upon the objective of the customer, the complexity of the customer's information technology environments, and the resources directed by the customers to the implementation projects. The revenue structures and particular services provided vary depending upon the needs of the client, and we typically participate in a share of revenue or net revenue from each auction. The term of the agreements vary, and revenue from software licenses is deferred and amortized

     Commencing in 1999, we began to refocus our strategic sales agenda in favor
of an international entry to business-to-business markets.   New business to
business alliances were created in which we typically secured an ongoing revenue sharing arrangement. We also established new offices in Dublin and Melbourne. For a further discussion of the impact of this shift in our primary business focus, see "Item 1 - Description of Our Business - Overview" and "Risk Factors - As a result of our evolving business model, we may generate less revenue from the business-to-consumer market and we may not be able to replace the revenue with revenues from the business-to-business market: and " - Our marketing alliance with AOL has terminated which may reduce traffic to our business-to-consumer Web site; we rely on alliances with other third parties to drive traffic to our business-to-consumer Web sites, and if those alliances terminate our business could be harmed."

     Business-to-Consumer.   Our policy is, generally, not to purchase
inventory from merchandise vendors for resale on our auctions at www.bid.com. Rather, we usually acquire the right to sell the merchandise under arrangements with our vendors. These arrangements typically provide that the supplier will reserve for sale by us specified quantities of products for a fixed period of time without obligating us to purchase these products until sales are made to our customers. Prior to sale, we negotiate a reserve price with a particular vendor. When an auction is completed, we charge the successful bidder's credit card. We typically purchase merchandise from suppliers only after a customer has purchased and paid for the product. Title to the inventory passes to us at the time the goods are shipped to the customer. We record the gross amount as revenue upon verification of the credit card authorization and shipment of the merchandise to the customer. Inventory on our balance sheets reflect sales returns in transit and some inventory for resale. Both are valued at the lower of cost and net realizable value. Sales returns in transit may, at our option, be returned to suppliers for credit or held for resale.

     Historically, we have offered lower margin categories of products, such as computers, computer accessories and computer upgrades. While we plan to continue offering these product categories, we have shifted our product mix and increased the number and variety of goods in higher margin product categories, such as consumer electronics, toys, games, sporting goods, memorabilia, jewelry, collectible sports and entertainment cards and travel and entertainment products and services.

     In connection with the introduction of our marketing program in the third and fourth quarters of 1997, we initiated a promotional pricing strategy under which products were sold below cost or at significantly reduced profit margins. Due to competitive pressures we continued that approach throughout most of 1998 and 1999. As a result, our earnings were significantly impacted. We recorded advertising and promotional expenses related to our promotional pricing strategy of $698,000 for the year ended December 31, 1997, $3.52 million for the year ended December 31, 1998 and $4.0 million for the year ended December 31, 1999. We further expect that we may, in the future, in response to competitive pressures or for other business reasons, from time to time use promotional pricing programs and free shipping programs. In such cases, we anticipate that our earnings will be reduced and such reductions may be significant.

     We have entered into agreements to market a variety of new consumer items, including jewelry, talking sports memorabilia and video games, on our consumer auction site. In November 1999, we reached a significant milestone with the two millionth visitor to our Canadian consumer Web site in November, 1999.

Results of Operations

Comparison of Years Ended December 31, 1999 and December 31, 1998

     Revenues. Revenues are comprised of services and auction enabling activities, and the sale of merchandise plus shipping revenue. Revenues increased to $31.001 million for the year ended December 31, 1999 from $20.001 million for the year ended December 31,1998, an increase of 55.0%. The increase is due to higher revenues from our Web site and from service and auction enabling activities during the year. From January 1, 1999 to December 31, 1999, our customer base grew substantially as reflected by a 106% increase in registered bidders from approximately 87,000 to almost 179,000. Quarterly revenues for 1999 were $5.015 million in the first quarter, $6.250 million in the second quarter, $8.330 million in the third quarter, and $11.406 million in the fourth quarter representing quarter over quarter growth of over 24.6% in the second quarter, 33.3% in the third quarter, and 36.9% in the fourth quarter.

     Direct Expenses. Direct expenses reflect negotiated reserve prices with vendors for the supply of goods sold by us. Direct expenses were $26.696 million (86.1% of revenues) for the year ended December 31, 1999, as compared to $19.361 million (96.8% of revenues) for the year ended December 31, 1998. The increase in direct expenses reflects the significant growth of revenues during the year ended December 31, 1999 as compared to the year ended December 31, 1998. We anticipate that our direct expenses will vary as a percentage of revenues in future quarters as we attempt to continue to reduce the number of high cost/low contribution products and increased services and auction enabling activities.

     Advertising and Promotion Expenses. Advertising and promotion expenses consist primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to strategic and marketing partners and other third parties from which we purchase advertising space, but does not include salaries and related expenses of our sales and marketing personnel which are included in general and administrative expenses. Advertising and promotion expenses were $11.870 million for the year ended December 31, 1999, as compared to $12.594 million for the year ended December 31, 1998, a decrease of 5.7%. As a percentage of revenues, advertising and promotion expenses fell to 38.3% of revenues for the year ended December 31, 1999 from 63.0% during the year ended December 31, 1998. Advertising and promotion expenses for the year ended December 31, 1999 include $4.044 million (13.0% of revenue) attributable to promotional pricing expenses and $3.548 million (11.4% of revenue) for expenses related to America Online in accordance with our marketing agreement with America Online. Advertising and promotion expenses for the year ended December 31, 1998 included $3.520 million (17.6% of revenue) for promotional pricing expenses and $7.0 million (35.0% of revenue) for expenses related to America Online in accordance with the America Online marketing agreement. The decrease in advertising and promotional pricing expenses during 1999, reflects the substantial impact of advertising and marketing which the Company undertook in 1998 to promote the Bid.Com brand name, attract track traffic to our Web site and enlarge our customer base. Reduction of advertising and promotion expenses as a percentage of revenue reflects the significant growth in revenues from 1999 over 1998. Payments to America Online ceased March 31, 2000 with the expiry of the America Online agreement.

     General and Administrative Expenses. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, and technology staff compensation, which are included in software and development expenses; facility costs; foreign exchange expenses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees and travel and related costs. General and administrative expenses increased to $12.405 million for the year ended December 31, 1999 from $5.751 million for the year ended December 31, 1998, an increase of 115.7%. As a percentage of revenues, general and administrative expenses increased to 40.0% of revenues for the year ended December 31, 1999 from 28.8% of revenues for the year ended December 31, 1998. The increase in general and administrative expenses is attributable to an increase in salary and related expenses resulting from staff hired to accommodate the growth in business and increased focus on business-to-business opportunities during 1999, increased legal and other fees relating to the attainment of a Nasdaq listing, regulatory filing fees, investor relations fees, live video streaming production expenses, rent, communication and other ancillary costs due primarily to the Company's growth during 1999.

     Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software, license agreements and research and development expenses, including fees to independent contractors and salaries and related expenses of our personnel engaged in these activities. Software development and technology expenses increased to $1.001 million for the year ended December 31, 1999 from $889,000 for the year ended December 31, 1998, a 12.6% increase. As a percentage of revenues, software development and technology expenses decreased to 3.2% of revenues during 1999 from 4.4% during 1998. The increase in software development and technology expenses is attributable primarily to the increased expenses incurred in connection with the redesign of our Web page, development of a fixed price site and the development of business-to-business auction technology. The decrease in software development and technology expense as a percentage of revenues is attributable to the significant growth in revenues during the period.

     Depreciation and Amortization. Depreciation and amortization expense was $621,000 for the year ended December 31, 1999 as compared to $201,000 for the year ended December 31, 1998, an increase of 209.0%. This increase was primarily due to amortization expenses relating to goodwill as a result of the investment in Point 2 Internet Systems Inc. as well as a significant increase in equipment, computers, furniture and fixtures acquired by us during 1999 as the result of our growth.

     Interest Income. Interest income was $767,000 for the year ended December 31, 1999 as compared to $88,000 for the year ended December 31, 1998. Interest income reflects interest from investments in cash and marketable securities.

Comparison of Years Ended December 31, 1998 and December 31, 1997

     Revenues. Revenues were comprised of transactional revenues from the sale of merchandise plus shipping revenue. Revenues (excluding interest income) increased to $20.001 million for the year ended December 31, 1998 from $2.619 million for the year ended December 31, 1997, an increase of 663.7%. The increase reflected commercial sales for the full year ending December 31, 1998 as compared to only eight months (May to December) during the period ended December 31, 1997. In addition, the increase was attributable to the introduction of our Bid.Com brand name in March 1998, and a significant increase in marketing and advertising expenditures and marketing relationships during the year ending December 31, 1998 as compared to the same period in 1997. From January 1, 1998 to December 31, 1998, our customer base grew substantially as reflected by a 335.0% increase in registered bidders from approximately 20,000 to over 87,000.

     Direct Expenses. Direct expenses reflect negotiated reserve prices with vendors for the supply of goods sold by us. Direct expenses were $19.361 million (96.8% of revenues) for the year ended December 31, 1998 resulting in a gross margin of $640,000 or 3.2%, as compared to $2.916 million (111.3% of revenues) for the year ended December 31, 1997, resulting in a negative gross margin of $297,000 or 11.3%. The increase in direct expenses reflected the significant growth of revenues during the year ended December 31, 1998 as compared to the year ended December 31, 1997. Improvement in the gross margin for the year ended December 31, 1998 reflected the commencement of our efforts to change our product mix to include sales of higher margin goods. During 1998, gross margins were 2.0% in the first quarter, 0.9% in the second quarter, 3.2% in the third quarter and 5.6% in the fourth quarter.

     Advertising and Promotion Expenses. Advertising and promotion expenses consisted primarily of advertising and marketing fees, promotional pricing expenses, and expenses paid to strategic and marketing partners and other third parties from which we purchase advertising space, but did not include salaries and related expenses of our sales and marketing personnel which are included in general and administrative expenses. Advertising and promotion expenses were $12.594 million for the year ended December 31, 1998, as compared to $2.521 million for the year ended December 31, 1997, an increase of 399.6%. As a percentage of revenues, advertising and promotion expenses fell to 63.0% of revenues for the year ended December 31, 1998 from 96.3% during the year ended December 31, 1997. Advertising and promotion expenses for the year ended December 31, 1998 included $3.52 million (17.6% of revenue) attributable to promotional pricing expenses and $7.0 million (35.0% of revenue) paid to America Online pursuant to the America Online Marketing Agreement. Advertising and promotion expenses for the year ended December 31, 1997 included $698,000 (26.7% of revenue for the year ended December 31, 1997) for promotional pricing expenses and $442,000 (16.9% of revenue) for payments to America Online pursuant to the America Online Marketing Agreement. The increase in advertising and promotion expenses reflected the substantial increase in advertising and marketing which we undertook in order to promote our Bid.Com brand name, attract track traffic to our Web site and enlarge our customer base. Reduction of advertising and promotion expenses as a percentage of revenue reflects the significant growth in revenues from 1997 to 1998 and a reduced amount of promotional pricing activity.

     General and Administrative Expenses. General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than fees to independent contractors for research and development, and technology staff compensation, which are included in software and development expenses; facility costs; foreign exchange expenses; professional fees; insurance costs; investor relations; computing and communications expenses; regulatory filing fees and travel and related costs. General and administrative expenses increased to $5.751 million during the year ended December 31, 1998 from $3.157 million in the year ended December 31, 1997, an increase of 82.2%. As a percentage of revenues, general and administrative expenses decreased to 28.8% of revenues in 1998 from 120.5% of revenues in 1997. The increase in general and administrative expenses was attributable to an increase in salary and related expenses resulting from staff hired to accommodate the growth in business during 1998, and an increase in office supplies, rent, communication and other ancillary costs due primarily to our growth during 1998, and losses due to foreign exchange expenses. The reduction in general and administrative expenses as a percentage of sales reflected economies of scale achieved as a result of a significant growth of revenues during the year ended December 31, 1998.

     Software Development and Technology Expenses. Software development and technology expenses consist of costs associated with acquired and internally developed software, license agreements and research and development expenses, including fees to independent contractors and salaries and related expenses of our personnel engaged in these activities. Software development and technology expenses increased to $889,000 for the year ended December 31, 1998 from $661,000 for the year ended December 31, 1997, a 34.5% increase. As a percentage of revenues, software development and technology expenses decreased to 4.4% of revenues during the year ended December 31, 1998 from 25.2% during the year ended December 31, 1997. The increase in software development and technology expenses was attributable primarily to the increased expenses incurred in connection with the redevelopment of our auction platform, the purchase of a new accounting software package and the purchase and implementation of the personalization software engine. The reduction in software development and technology expense as a percentage of revenues was attributable to the significant growth in revenues during the period, and resulting economies of scale.

     Depreciation and Amortization. Depreciation and amortization expense was $201,000 for the year ended December 31, 1998 as compared to $122,000 for the year ended December 31, 1997, an increase of 64.8%. This increase was a result of a significant increase in equipment, computers, furniture and fixtures acquired by us during 1997 as the result of our growth.

Liquidity and Capital Resources

     Funding to Date. We have been funded to date primarily through a series of private placements of equity, in one instance a convertible debenture, sales of equity to and investments from strategic partners and cash flow from operations. We have received aggregate gross proceeds of $77.9 million through our private offerings, including, $16.0 million of net proceeds from the sale of the special warrants in December 1999 and an aggregate of $34.7 million during 1999 from the exercise of options and common share purchase warrants sold in private offerings.

     During 1998, we issued a common share warrant for an aggregate purchase price of $1.9 million and 1,500,000 common shares for no additional consideration to Rogers Media. The common share purchase warrant entitled Rogers Media to acquire up to 100,000 common shares at a price of $1.40 per common share. These warrants were fully exercised by September 30, 1999.

     We also sold in a private placement a total of 8,100,000 special warrants at a price of $1.40 per special warrant for aggregate gross proceeds of $11.3 million. The special warrants were exercised on September 30, 1998, for 8,100,000 common shares and 4,050,000 share purchase warrants, each exercisable to purchase one common share at $1.65 per share. These warrants were fully exercised by September 30, 1999 resulting in aggregate proceeds to us of $6.682 million.

     We also granted to Yorkton Securities Inc., placement agent for the offering, compensation warrants entitling Yorkton to receive, without payment of any further consideration, options to purchase up to 860,000 units (each unit consisting of one common share and one-half of one share purchase warrant) at a price of $1.40 per unit at any time until November 4, 1999. The options were exercised for 860,000 common shares and 430,000 share purchase warrants resulting in proceeds to us of $1.204 million. These warrants were fully exercised by September 30, 1999 resulting in proceeds to us of $709,500.

     On November 30, 1998, we sold in a private placement 5,714,984 special warrants at a price of $1.75 per special warrant. We received proceeds of $10.001 million. The special warrants issued by us were exercised on January 28, 1999 for 5,714,984 common shares and 1,428,746 share purchase warrants, each exercisable to purchase one common share at $1.75 per share. As at December 31, 1999, all remaining share purchase warrants had been exercised.

     We also granted to Yorkton, the placement agent for this offering, compensation warrants which entitled Yorkton to receive, without payment of additional consideration, options to purchase up to 611,498 units at a price of $1.75 per unit at any time prior to December 31, 1999. In January 1999, Yorkton exercised the options for units consisting of 611,498 common shares and 152,875 common share purchase warrants, each exercisable to purchase one common share at $1.75 per share, resulting in proceeds to us of $1,070,122. These share purchase warrants were fully exercised by September 30, 1999 resulting in proceeds to us of $267,531.

     On September 30, 1999, we issued 1,854,678 special warrants at a price of $9.25 per warrant which were exchangeable into 1,854,678 common shares and 1,854,678 share purchase warrants for no additional consideration. The share purchase warrants, if and when exercised, are exercisable at a price of $10.00 per warrant until September 30, 2001 into an equivalent number of common shares. Gross proceeds were $17,155,772 from which was deducted commission of $857,789 (5%) and estimated expenses of approximately $250,000 to yield net proceeds of $16,047,983.

     Fixed Assets. Additions to fixed assets during 1997 were $247,000, respectively, primarily for computer hardware. During 1998, we invested $351,000 in fixed assets, primarily for computer hardware, leasehold improvements and furniture and fixtures, and $68,000 for trademarks. During 1999 we invested $693,000 in fixed assets primarily for computer hardware, equipment, furniture and fixtures and leasehold improvements.

     Other. In addition, during 1999 we issued $2.5 million of share capital for a strategic investment in Point 2 Internet Systems Inc. in a heavy equipment listing service company, resulting in goodwill of $2.0 million. We also made strategic investments in SCS Solars, Megawheels.Com, and Globalstore.com.

     We have an agreement with a financial institution that settles credit card transactions for online auction sales. Under this agreement, we are required to maintain a cash reserve account in an amount determined based on a percentage of sales for the preceding six months. As of December 31, 1999, we were required to maintain $1.52 million in this account.

     Current Status. We have not earned profits to date and, at December 31, 1999, we had an accumulated deficit of $48.5 million. We also have incurred negative cash flow from operations since inception and we have expended and expect to continue to expend substantial funds to continue to develop our technology, business-to-business auctions, multimedia auction platforms, the distribution of specialty products and other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses for the foreseeable future and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

     As of December 31, 1999 and May 15, 2000, we had cash on hand and marketable securities of approximately $21.5 million and $11.5 million, respectively. At this time, funds from operations are not sufficient to meet our anticipated financial requirements. Based on current plans, we believe that current cash balances and anticipated funds from operations will be sufficient to meet our needs until approximately October 1, 2000. However, the actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

     On May 19, 2000 we signed an agreement with Acqua Wellington Value Fund Ltd. under which Acqua Wellington agreed to invest a minimum of U.S.$1.5 million and a maximum of U.S.$6.5 million in our company. Under certain conditions, the amount which Acqua Wellington will be required to invest will increase from U.S.$1.5 million to up to U.S.$3.5 million. At least U.S.$3.0 million and, under certain conditions, as much as U.S $5.0 million of the investment will be made at the discretion of Acqua Wellington. In exchange for its investment, we will issue to Acqua Wellington units to acquire one common share and four-tenth (.4) of a common share purchase warrant. Upon exercise of a whole purchase warrant, we will issue one common share. The warrants will be exercisable for two years at an exercise price equal to 115% of the purchase price of the unit. The purchase price of a unit will be determined based on a market-based price formula. Completion of the proposed Acqua Wellington financing is subject to the satisfaction of various closing conditions, including regulatory and Toronto Stock Exchange approval. We cannot assure you that the Acqua Wellington financing will be completed in a timely manner or at all or the exact amount that Acqua Wellington will invest. Even if Acqua Wellington completes the investment we anticipate that we will need to raise additional funds by approximately November 1, 2000, if Acqua Wellington invests U.S.$1.5 million, and by approximately February 1, 2001, if Acqua Wellington invests US.$6.5 million.

     Other than the Acqua Wellington financing, do not have committed sources of financing at this time and we cannot assure you that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares.

     Net Operating Losses for Tax Purposes. We have available an aggregate of approximately $48.8 million of net operating losses for tax purposes that may be used to reduce taxable income in future years, of which $113,000 expires in 2002, $1.9 million expires in 2003, $6.4 million expires in 2004 and $19.8 million expires in 2005 and

$20.5 million expires in 2006. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

Year 2000

     In 1999, as the Year 2000 approached, an issue existed for companies that relied on computers as a result of the computer industry's past practice of using two digits rather than four digits to identify the applicable year. Consequently, many software applications and programs may not have properly recognized calendar dates beginning in the Year 2000. If not corrected, these applications and programs could have failed or created erroneous results. To correctly identify the Year 2000, a four-digit year code field was required to be what is commonly termed "Year 2000 compliant."

     During 1999, we conducted a comprehensive examination of our information technology and communications systems and software applications to determine Year 2000 compliance. We hired a Year 2000 consultant to review our examination and the consultant's review was completed in November, 1999 assigning a low risk rating to our operations. We contacted significant suppliers and third-party service providers to identify Year 2000 problems and develop contingency plans to prevent the disruption of our business activities.

     Total costs attributable to Year 2000 compliance efforts, were approximately $260,000. As of April 27, 2000, we have experienced no detrimental effects as a result of the Year 2000 compliance issue.

Foreign Currency Fluctuations

     We purchase substantially all of our products from suppliers, and sell substantially all of our products to customers, in U.S. dollars. We also incur a significant amount of advertising and marketing expenses in U.S. dollars. However, the majority of our other operating expenses are in Canadian dollars. Fluctuations in the U.S./Canadian dollar exchange rate with respect to our operations are a function, primarily, of:

the relative value of the Canadian dollar to the U.S. dollar at any given time, and the relationship between the amount of revenues and financing received by us in U.S. dollars and the amount of our expenditures being paid in Canadian dollars, on the one hand, and the amount of revenues and financing received by us in Canadian dollars and the amount of our expenditures being paid in U.S. dollars, on the other hand.

     We do not have any hedging programs in place to manage the potential exposure to fluctuations in the U.S./Canadian dollar exchange rate.

     We incurred net losses from foreign currency exchange fluctuations of $271,000 in the year ended December 31, 1999, $675,000 in 1998 and $39,000 in
1997. The decrease in losses resulted from the overall increase in the value of the Canadian dollar compared to the U.S. dollar during the year ended December 31, 1999 as compared to 1998.

Euro Conversion

     In June 1999, we opened an office in Dublin, Ireland to provide auction enabling and related services to European-based companies. Effective January 1, 1999, 11 of the 15 member countries of the European Union adopted the euro as their common legal currency and each participant established fixed conversion rates between their sovereign, or legacy currencies and the common euro currency. The legacy currencies of the individual countries are scheduled to remain legal tender as denominations of the euro until January 1, 2002 (the "transition period"), when euro-denominated bills and coins will be introduced. During the transition period, public and private parties may choose to pay for goods and services using either the euro or the participating country's legacy currency. However, conversion rates no longer will be computed directly from one legacy currency to another. Instead, a "triangular" calculation must be utilized whereby an amount denominated in one legacy currency is first converted into a euro amount, and then the euro amount is converted into the second legacy currency. By July 1, 2002, the legacy currencies will be phased out entirely as legal tender.

     We currently conduct business operations in U.S. and Canadian dollars. Since our information systems and processes generally accommodate multiple currencies, we anticipate that any necessary modifications to our information systems, equipment and processes to accommodate euro transactions will be made on a timely basis and do not expect any failures that would have a material adverse effect on our financial position or results of operations, or that the costs of such modifications will have a material effect on our financial position or results of operations. We spent approximately $422,000 during 1999 to open and operate the Dublin office, including salaries, office rent and other expenses, including computers and telephones. These expenses included purchasing or modifying appropriate business software and arranging for banking relationships to allow us to invoice and accept payments, and pay our own suppliers, in legacy currencies and in euro.

     The auction enabling software that we provide in Europe is designed to be multi-currency capable. The software is capable of performing multiple currency conversions, including triangular conversions. During the euro transition period, we anticipate that partners to whom we will provide our auction enabling services will initially designate the currency zones in which they operate, and we can supplementally add zones to the auction software platform as these partners expand or move operations into other European countries. The cost of including the initial currency zones and of adding zones will be included within the fees. Licensees will therefore be able to price auction products in legacy currencies and euro denominations. In order to accept credit card payments in euro and legacy currencies, our customers will be required to enter into arrangements with local banking vendors that can support their auction operations with respect to euro transactions on a timely basis.

     We do not have in place any hedging programs to manage the potential exposure to fluctuations in the euro/Canadian dollar exchange rate. As European operations expand, we may need to evaluate our currency exchange costs and rate exposure with respect to the euro during and after the transition period.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       (a) Quantitative Information about Market Risk

           Not applicable.

       (b) Qualitative Information about Market Risk


           Not applicable.
ITEM 10            - DIRECTORS AND OFFICERS OF REGISTRANT

     The following table sets forth the name, age and position of each of our directors and executive officers.


Name                         Age                Position
----                         ---                --------
Paul Godin4                  47    Chairman of the Board of Directors
Jeffrey Lymburner            43    Director, President and Chief Executive
                                   Officer
T. Christopher Bulger1,2     42    Director
Dr. Duncan Copeland1,2,3     43    Director
Azim Fancy                   58    Director
David Pamenter3              52    Director and Assistant Secretary
Charles S. Walker1,2         64    Director
Jim Moskos                   37    Director, President, Bid.Com Technology Group

Mark Wallace                 41    Chief Operating Officer
Paul Hart                    44    Chief Financial Officer
Peter Sprukulis              40    Senior Vice-President, Sales, Marketing and
                                   Business Development
Robert W.A. Joynt            51    Vice President, Consumer Sales and Marketing
John Mackie                  35    Vice President, General Counsel and Secretary
David Kirkconnell            39    Vice-President, Human Resources
Gregory Bewsh                48    Vice-President, Investor Relations
________________________
(1)  Member of Audit Committee
(2)  Member of the Management Resources and Compensation Committee
(3) Member of the Corporate Governance Committee. There is presently one vacancy on this committee.
(4) Mr. Godin has indicated that he will resign as Chairman of the Board effective June 14, 2000.
     Mr. Godin will remain a director.

     The business experience of each of our directors and executive officers for at least the last five years is as follows:

Paul Godin has served as Chairman of the board of directors since June 17, 1996 and is one of our founding shareholders. Mr. Godin served as Chief Executive Officer from August 28, 1998 until August 1, 1999 and served as our President from September 1995 until August 28, 1998. Mr. Godin has 20 years of marketing experience in the retail and wholesale electronics and computer industries. From 1994 to 1995, Mr. Godin was Senior Vice President--Corporate Sales and Marketing for Completely Mobile Inc., a Canadian company which designs and implements wireless data systems. From 1993 to 1994, he was Vice President and General Manager of Casio Canada Inc., makers of calculators and household electronic goods. From 1990 to 1993 Mr. Godin was Vice President--Sales and Marketing, for Alpine Electronics of Canada Inc. and, prior to that, he privately consulted to

Canadian Airlines, H.J. Heinz, and Clarion Canada. Mr. Godin has indicated that he will step down as Chairman effective June 14, 2000. Mr. Godin is the founding shareholder, and a director and officer of The Art Vault International Limited.

Jeffrey Lymburner is our Chief Executive Officer and one of our founding shareholders. Mr. Lymburner became Chief Executive Officer on August 1, 1999, has served as our President from August 28, 1998, our Executive Vice President from September 1995 until August 1998 and has served as a director since September 1995. Mr. Lymburner is also President of Internet Liquidators USA Inc., our subsidiary operating as Bid.Com, USA. From 1990 to 1995, Mr. Lymburner was President of Completely Mobile Inc., and prior to that, he served in various management positions with Multitech Warehouse Direct, a Canadian consumer electronics retail chain.

T. Christopher Bulger has served as a director since June 1996. He has served as our Executive Vice President from September 1998 to December 1, 1999 and as Assistant Secretary from September 1996 to December 1, 1999. Mr. Bulger served as our Chief Financial Officer from April 1996 to September 1998. Mr. Bulger was an officer and a partner with HDL Capital Corporation, a Toronto-based merchant bank from 1993 until 1999. Mr. Bulger is currently the Chief Executive Officer and a director of eLab Technology Ventures Inc.

Dr. Duncan Copeland has served as a director since September 1995. Dr. Copeland is the President of Copeland & Company, a Washington D.C.-based international consultancy firm, and served as Visiting Professor of business at Georgetown University from September 1997 to May 1999. From July 1989 to June 1996, Dr. Copeland served on the faculty of the Richard Ivey School of Business at the University of Western Ontario as a professor of Information Management and as Chief Information Officer of the institution.

Azim Fancy became a director on October 14, 1999. Mr. Fancy started his business career as Managing Director with the Steel Corporation of Pakistan in 1967. From 1972 to 1977, Mr. Fancy served as President of the Gulf Group of Companies. In 1977, Mr. Fancy established International Trading and Sales Inc. based in New York City, New York. The company owned and chartered vessels for the movement of its bulk cargoes throughout the world. Mr. Fancy has also been extremely active on several professional, community and charitable boards. Most recently, Mr. Fancy was appointed to the Board of Directors of the Ontario Film Development Corporation as well as an Advisory Board Member to SCS Solars Computing Systems Inc. Mr. Fancy is a director of The Art Vault International Limited.

David Pamenter has served as our Director since June 1997 and as an Assistant Secretary since January 1997. Since July 1995, Mr. Pamenter has been a partner in the Toronto, Ontario law firm of Gowling, Strathy & Henderson, Barristers & Solicitors, and from 1977 to 1995, Mr. Pamenter was a partner in the Toronto law firm of Lang Michener, Barristers & Solicitors.

Charles S. Walker has served as our Director since February 1999. Since January 1968, Mr. Walker has served as the President and Chief Executive Officer of the Walker Group, Inc., a privately owned company involved in manufacturing, administration, fulfillment services and marketing to the automotive and consumer goods industries. Mr. Walker is currently a director of Megawheels.com Inc. and a director of SCS Solars Computing Systems Inc.

Jim Moskos has served as a director and President of the Bid.Com Technology Group since October 19, 1999. Mr. Moskos served as the Vice President-- Technology of the Company from September 1997 to October 19, 1999. From September 1994 to August 1997, Mr. Moskos was Senior Technology Manager for the Canadian Department of Indian Affairs and Northern Development (the "Department") responsible for setting the technical direction for all aspects of application development. From 1992 to 1994, Mr. Moskos was Client Services Manager for the Department.

Mark Wallace became our Chief Operating Officer in November, 1999 and was previously Executive Vice-President, General Counsel and Secretary of the Company. Prior to joining the Company in May 1999, Mr. Wallace was Vice-President, General Counsel and Secretary of AT&T Canada Long Distance Services Company. In that capacity, he was principal advisor to that company on all legal, regulatory and corporate governance issues, and served as corporate secretary to its board of directors. Mr. Wallace joined AT&T Canada in 1991. Prior to joining AT&T Canada, Mark worked for 4 years in private practice as a corporate commercial lawyer.

Paul Hart has served as our Chief Financial Officer since October 1998 and Senior Vice President - Finance from August 1998 to September 1998. From March 1995 to July 1998, Mr. Hart was Vice President-Finance of Canadian Automatic Data Processing Services, Limited, and from June 1990 to February 1995, Mr. Hart served as Vice President and Treasurer of Simcoe Erie Investor Limited, an insurance company and part of the GAN Group.

Peter Sprukulis joined us in December 1999 as Senior Vice President of Sales, Marketing and Business Development. In this position, Mr. Sprukulis is responsible for all activities relating to the development of our global business-to-business group. From March 1999 to December 1999, Mr. Sprukulis was the Global Vice President of Marketing for Hummingbird Communications Inc. responsible for the global efforts in Business Intelligence. From January, 1996 to March 1999, Mr. Sprukulis was the Vice President of Marketing for Oracle Corporation responsible for Canada and Latin America. Prior to January 1996, he was Manager of Communications and Campaign Strategies for the Software Division of IBM Canada Ltd.

Robert W.A. Joynt has served as our Vice President--Consumer Sales and Marketing since January 1996. From July 1994 to December 1995, Mr. Joynt was Vice President--Sales and Marketing of Logitech Electronics Inc., a consumer electronics company and from September 1984 to June 1994, he served as President of Koss Limited and Vice President of Koss Corporation, a consumer electronics company.

John Mackie joined us in November, 1999 as Vice-President, General Counsel and Corporate Secretary. Prior to joining us, Mr. Mackie was Assistant General Counsel and Assistant Secretary for Imax Corporation. From August 1997 to June 1998, Mr. Mackie was a member of the legal department of AT&T Canada Long Distance Services Company (now AT&T Canada Corp.), serving as Associate General Counsel from January 1998 to June 1998. Prior to August 1997, Mr. Mackie was an associate with the law firm of Fraser & Beatty (now Fraser Milner).

David Kirkconnell has been our Vice-President, Human Resources since February 2000. Mr. Kirkconnell has approximately fourteen years human resource management experience in a variety of industries. He acted as a consultant to various businesses on Human Resources matters from October 1998 to February 2000. Prior to that time, he served as VP, Human Resources (from February 1997 to May 1998) and Director Human Resources (from October 1991 to February 1997) for Ault Foods Ltd. Mr. Kirkconnell holds an Economics degree from the University of Western Ontario and a Master of Industrial Relations from the University of Toronto.

Gregory Bewsh is our Vice-President, Investor Relations. Mr. Bewsh has approximately 20 years experience in finance, treasury and investor relations. He was Vice-President and Treasurer of Chemical Bank of Canada from 1985 to 1994; Managing Director, Commercial Banking of Canadian Imperial Bank of Commerce from 1994 to 1997 and Director, Investor Relations of Clearnet Communications Inc. from 1997 to 1999. Mr. Bewsh holds an MBA in Finance.

     Under Canadian law, a majority of our board of directors must be residents of Canada. Each of our directors holds office until the next annual meeting of shareholders or until his successor has been elected and qualified. Our executive officers are appointed by our board of directors and serve at the discretion of our board of directors.

ITEM 11  - COMPENSATION OF DIRECTORS AND OFFICERS
Summary Compensation Table

     The following table provides a summary of compensation earned during the fiscal year ended December 31, 1999 by our Chief Executive Officer and the five highest paid executives who earned in excess of $100,000.


                                      Annual Compensation                  Long Term Compensation


                                                                              Awards          Payouts
                         ----------------------------------------------------------------------------------------
                                                            Other                Restricted
                                                           Annual                Shares or             All Other
                                                           Compen-     Options   Restricted    LTIP      Compen
Name And Principal         Year  Salary       Bonus        sations     Granted      Share     Payout     sation
 Position                          ($)         ($)         ($)(2)        (#)      Units ($)     ($)        ($)
-----------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------------------
Paul Godin                 1999  260,000       Nil          12,000     160,000       Nil        Nil        Nil
Chairman(3)                1998  178,300       Nil 250,000(1.2,000      50,000       Nil        Nil        Nil
                           1997  135,000                    11,500      75,000       Nil        Nil        Nil
-----------------------------------------------------------------------------------------------------------------
Jeffrey Lymburner          1999  225,684       Nil         Nil         170,000       Nil        Nil        Nil
President and CEO          1998  170,500       Nil         Nil         100,000       Nil        Nil        Nil
                           1997  135,000       200,000(1)    7,000      50,000       Nil        Nil        Nil
-----------------------------------------------------------------------------------------------------------------
Christopher Bulger         1999  175,017       Nil          11,000     160,000       Nil        Nil        Nil
Director(4)                1998  132,000       100,000      12,000     125,000       Nil        Nil        Nil
                           1997  111,500       Nil           2,000      75,000       Nil        Nil        Nil
-----------------------------------------------------------------------------------------------------------------
Robert W.A. Joynt          1999  163,022       Nil           6,000      55,000       Nil        Nil        Nil
Vice-President, Consumer   1998  154,300         8,500       6,000      35,000       Nil        Nil        Nil
 Sales and Marketing       1997  103,700       Nil           3,000      25,000       Nil        Nil        Nil

-----------------------------------------------------------------------------------------------------------------
James I. Moskos(5)         1999  188,500       Nil          12,000     225,000       Nil        Nil        Nil
President,  Technology     1998  102,000       Nil           4,500     100,000       Nil        Nil        Nil
 Group
-----------------------------------------------------------------------------------------------------------------
Paul Hart(6)               1999  132,290        14,374      12,000      50,000       Nil        Nil        Nil
Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------

__________
(1) Received upon the waiver of rights to the historically established 10% profit sharing plan, to certain performance operations pursuant to employment contracts, and to the exercise of pre-emptive rights co-incident with the special warrants issued pursuant to the subscription agreements accepted by Bid.Com International Inc. on October 3, 1997.

(2)  Received on account of car reimbursement expenses and other expenses.

(3) Has indicated his intention to resign as Chairman of our board of directors effective June 14, 2000.

(4)  Resigned December 1, 1999 as Executive Vice -President, Business
     Development.

(5)  Joined our company in September 1997.

(6)  Joined our company in August 1998.

     During 1999, we did not provide any pension, retirement or similar benefits to our directors and officers.


     Each of Paul Godin and Jeffrey Lymburner has entered into a non-competition and salary protection agreement with our company, dated February 21, 1997, which provides, among other things, that he (i) will not compete with our company for a period of 12 months, which may be extended by us to 24 months, following the termination of his employment with our company, in consideration of which we will pay his full annual salary during such period; and (ii) if his employment with us is terminated other than by reason of death, disability or cause (as such terms are defined in such agreements), we will continue to pay his full annual salary for 12 months (or 24 months if we exercise our option to extend the non-competition restrictions for 24 months) following the date of termination.

     Mark Wallace, our Chief Operating Officer has entered into a written agreement with our company which provides, among other things, that in the event of termination of his employment other than by death, disability or cause, his previous 12 months salary level is guaranteed for the 12 months after termination.

Stock Option Plan

     We have adopted a stock option plan pursuant to which we grant options to purchase our common shares. The purpose of the stock option plan is to afford directors, executive officers and key employees of our Company and subsidiaries who are responsible for our continued growth an opportunity to acquire an ownership interest in us, and, thus, create in such persons an increased interest in, and a greater concern for, the welfare of our Company and that of our subsidiaries.

     The stock option plan is administered by our board of directors under the guidance of the management resources and compensation committee of the board. The board of directors determines those individuals who will receive options, the time period during which the options may be partially or fully exercised and the number of common shares that may be purchased under each option. Options may be granted for a term not to exceed ten years. The board of directors may determine the exercise price of options granted under the stock option plan, provided that the options may not have an exercise price of an amount less than the closing market price of the common shares on the trading day prior to the date of the grant.

     There are 4,961,168 common shares available for option grants under the plan. The granting of options under the stock option plan is subject to the following conditions: (i) not more than 10% of the number of common shares issued and outstanding from time to time may be reserved for the granting of options to insiders within a one-year period; and (ii) not more than 5% of the outstanding issue may be issued to any one insider in a one-year period.
Options granted under the stock option plan are not transferable. Except under certain circumstances such as death, disability or retirement and unless otherwise specified by the board of directors, options granted under the stock option plan become null and void following the termination of an option holder's employment with us. Subject to shareholder approval in most cases, the board of directors may amend the stock option plan.

     We have granted options to purchase a total of 4,960,700 common shares under this plan of which 2,918,150 are outstanding. The exercise price for such options range from $1.00 to $12.45 and they expire at different times between June 30, 2000 and November 26, 2003. An aggregate of 2,265,000 options are held by our officers and directors as a group. We have also granted options to purchase 604,500 common shares outside the plan. We intend, upon shareholder approval of the amendment to the plan described below, to deem these and any further options granted outside of the plan to be subject to its terms and conditions.

     The board of directors has approved an increase in the number of shares reserved for issue under the plan from 4,961,168 to 8,700,000 subject to the approval of our shareholders at the annual and special shareholders meeting scheduled for June 14, 2000.

Options Granted to Executive Officers During Fiscal Year Ended December 31, 1999

     The following table sets forth the stock options granted to the Executive Officers pursuant to the stock option plan during the fiscal year ended December 31, 1999.

                                                                                                     Market Value of
                                                                                                        Securities
                                                              % of Total                                Underlying
                              Securities Underlying           Options/SARs                            Options/SARs
                                   Options/SARs              Granted to            Exercise or Base   on the Date of
                                     Granted                 Employees in              Price Per          Grant        Expiration
Name                                   (#)                   Fiscal Year             ($/Security)      ($/Security)       Date
----                                   ---                   -----------             ------------      ------------       ----

Paul Godin                                 60,000                2.5%               5.05                 5.05           1/25/02
                                          100,000                4.2%               6.10                 6.10           8/12/02
Jeffrey Lymburner                          70,000                2.9%               5.05                 5.05           1/25/02
                                          100,000                4.2%               6.10                 6.10           8/12/02
Christopher Bulger                         60,000                2.5%               5.05                 5.05           1/25/02
                                          100,000                4.2%               6.10                 6.10           8/12/02

                                                                                                     Market Value of
                                                                                                        Securities
                                                              % of Total                                Underlying
                              Securities Underlying           Options/SARs                            Options/SARs
                                   Options/SARs              Granted to            Exercise or Base   on the Date of
                                     Granted                 Employees in              Price Per          Grant       Expiration
Name                                   (#)                   Fiscal Year             ($/Security)      ($/Security)     Date
----                                   ---                   -----------             ------------      ------------     ----

Robert W. A. Joynt                          5,000                0.2%               5.05                 5.05         1/25/02
                                           50,000                2.1%               6.10                 6.10         8/12/02
James I. Moskos                            50,000                2.1%               5.05                 5.05         1/25/02
                                           75,000                3.1%               6.10                 6.10         8/12/02
                                          100,000                4.2%               5.95                 5.95        11/11/02
Paul Hart                                  50,000                2.1%               6.10                 6.10         8/12/02

Options Exercised By Executive Officers During Fiscal Year Ended December 31,
1999

     The following table sets forth certain information regarding stock options exercised by our executive officers during the fiscal year ended December 31, 1999.


                                                                                                             Value of
                                                                                                            Unexercised
                                                                                                           in-the-Money
                                                                                         Unexercised        Options/SARs
                                                                                       Options/SARs at       at FY End
                                          Securities                                       FY-End               ($)
                                           Acquired             Aggregate Value
                                         On Exercise              Realized(1)            Exercisable/       Exercisable/
         Name                                 (#)                      ($)               Unexercisable      Unexercisable
         ----                                 ---                      ---               -------------      -------------

Paul Godin                                 100,000                  534,750                 210,000/0          319,000/0
Jeffrey Lymburner                           75,000                  380,000                 270,000/0          523,000/0
T. Christopher Bulger                      300,000                1,473,500                 160,000/0           79,000/0
Robert W. A. Joynt                          22,500                  389,650                  80,000/0          107,000/0
James I. Moskos                            125,000                2,322,000                 250,000/0          210,000/0
Paul Hart                                   10,000                  189,000             90,000/50,000    213,000/260,000
(1)  Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.

ITEM 12  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES
     As of April 27, 2000, options and warrants to purchase 6,512,796 common shares (see Note 1 below) were outstanding as follows:

Issued Under Stock Option Plan
Optionee                    Number of Shares         Date of Grant        Exercise Price $        Expiry Date
--------                    ----------------         -------------        ----------------        -----------

Issued Under Stock Option Plan

                                                                          Exercise
                                  Number of                                Price
Optionee                           Shares          Date of Grant            ($)               Expiry Date
--------                          ---------      ---------------------  ------------  ------------------------
Executive Officers                  75,000          June 23, 1998             1.40       June 30, 2000
(9 persons)                        125,000          January 25, 1999          5.05       January 25, 2002
                                    90,000          October 22, 1998          1.00       August 16, 2002
                                   100,000          April 22, 1999           10.00       April 22, 2002
                                    50,000          July 12, 1999             6.10       July 12, 2002
                                   350,000          August 12, 1999           6.10       August 12, 2002
                                   450,000          November 11, 1999         5.95       November 11, 2002
                                   150,000          November 26, 1999         6.15       November 26, 2000
                                    50,000          January 31, 2000          6.65       January 31, 2004
                                    25,000          February 8, 2000          6.35       February 8, 2003
                                    85,000          March 1, 2000             7.60       March 1, 2003
                                 ---------
                                 1,550,000

Directors who are not               65,000          June 23, 1998             1.40       June 30, 2000
Executive Officers                 165,000          January 25, 1999          5.05       January 25, 2002
(6 persons)                        285,000          August 12, 1999           6.10       August 12, 2002
                                    25,000          August 12, 1999           9.25       August 12, 2002
                                    25,000          August 13, 1999           7.10       August 13, 2002
                                   250,000          February 8, 2000          6.35       February 8, 2003
                                   -------
                                   815,000

Other                               30,600          June 23, 1998             1.40       June 30, 2000
(38 persons)                        14,800          January 25, 1999          5.05       January 25, 2002
                                    20,000          April 22, 1999           12.45       April 22, 2002
                                    31,250          July 1, 1999              6.10       June 15, 2001
                                   193,500          August 12, 1999           6.10       August 12, 2002
                                    18,000          August 12, 1999           7.00       August 12, 2002
                                    75,000          August 12, 1999           9.25       August 12, 2002
                                   100,000          August 12, 1999          10.00       August 12, 2002
                                    20,000          November 11, 1999         6.20       November 11, 2002
                                    50,000          November 11, 1999         6.50       November 11, 2002
                                   -------
                                   553,150


Issued Under Other Securities Exemptions
                                                                          Exercise
                                  Number of                                Price
Optionee                            Shares         Date of Grant            ($)             Expiry Date
--------                          ---------      ---------------------  ------------  ------------------------
Note 1                              Note 1          June 28, 1999           Note 1       December 28, 2000
Canaccord Capital Corporation      185,468          September 30, 1999        9.25       September 30, 2001
Note 2                           1,854,678          September 30, 1999       10.00       September 30, 2001
Employees Outside Plan             484,500          March 1, 2000             7.60       March 1, 2003
Employees Outside Plan              70,000          March 8, 2000            11.50       March 8, 2004
General Electric Capital         1,000,000          April 10, 2000            7.90       April 10, 2003
Corporation (Commercial
Equipment Finance Division)
                                 -----------
                                 3,594,646(1)
                                 -----------
                                 6,512,796(1)
                                 -----------


(1) A warrant which is exerciseable into $1,000,000 of our common shares was issued to shareholders of Point2 Internet Systems Inc. in connection with our acquisition of a controlling interest in Point2. These warrants are exercisable for no additional consideration.

(2) Share purchase warrants issued in connection with our September 30, 1999 Canaccord Capital Corporation financing.


ITEM 13  - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     We have entered into a 15 year agreement with The Art Vault International Limited under which we will provide our online auction technology and related services to enable the implementation of The Art Vault's online auction of art and antiquities. In consideration for our license and services, subsequent to year-end, we received 2,500,000 shares of The Art Vault (approximately 12.7% of The Art Vault's outstanding common shares) and a share of future profits. Mr. Paul Godin, the Chairman of the Corporation, is the founding shareholder, sole officer and director of The Art Vault. Mr. Azim Fancy, our director is a director and shareholder of The Art Vault. Messrs. Charles Walker and James Moskos are directors of our company and shareholders of The Art Vault.

     In June 1999, we entered into a strategic alliance with SCS Solars Computing Systems Inc., a developer and marketer of online travel information. A newly formed and wholly owned subsidiary of SCS Solars has licensed our online auction technology, which will allow travel consolidators to offer travel agents these discount travel products. We will host and enable these transactions. Mr. Charles Walker, our director, is a director and shareholder of SCS Solars.

                                   PART II

ITEM 14  - DESCRIPTION OF SECURITIES TO BE REGISTERED

     Not Applicable.

                                  PART III

ITEM 15  - DEFAULTS UPON SENIOR SECURITIES

     Not Applicable.

ITEM 16  - CHANGES  IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES
           AND USE OF PROCEEDS

     Not applicable.


                                     PART IV

ITEM 17 - FINANCIAL STATEMENTS

     Attached.  See Item 19(a).

ITEM 18 - FINANCIAL STATEMENTS

     Not applicable.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

(a)  Consolidated Financial Statements filed as part of this Annual Report.

Auditors' Report for the periods ended December 31, 1999 and 1998..................................  F-1
Consolidated Balance Sheets as at December 31, 1999 and 1998.......................................  F-2
Consolidated Statements of Operations   for the periods ended December 31, 1999,   1998 and 1997...
                                                                                                     F-3
Consolidated Statements of Deficit for the periods ended December 31, 1999,
1998 and 1997......................................................................................  F-4
Consolidated Statements of Cash Flows   for the periods ended December 31, 1999, 1998 and 1997.....
                                                                                                     F-5
Notes to the Consolidated Financial Statements for the periods ended December 31, 1999,


1998 and 1997......................................................................................
                                                                                                     F-6

(b)  Exhibits filed as part of this Annual Report.


     1.1  Articles of Incorporation of the Company.(1)
     1.2  By-laws of the Company.(2)
     3.1 Underwriting Agreement dated September 30, 1999, between the Company and Canaccord Capital Corporation.
     3.2 Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company.
     3.3 Special Warrant Indenture dated September 30, 1999, between the Company and CIBC Mellon Trust Company.
     3.4 Supplemental Warrant Indenture dated December 8, 1999, between the Company and CIBC Mellon Trust Company.
     3.5 Supplemental Special Warrant Indenture dated December 8, 1999, between the Company and CIBC Mellon Trust Company.
     ____________________

     (1) Incorporated by reference from Exhibit 1.1 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

     (2) Incorporated by reference from Exhibit 1.2 of Amendment No. 1 to the Company's Registration Statement on Form 20-F, File No. 001-14835, filed with the Securities and Exchange Commission on March 29, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    BID.COM INTERNATIONAL INC.



Dated: May 19, 2000                 By:   /s/ Jeffrey Lymburner
                                         ----------------------
                                         Name:  Jeffrey Lymburner
                                         Title: President and Chief Executive
                                                Officer

Auditors' Report


To the Shareholders of
Bid.Com International Inc.


We have audited the consolidated balance sheets of Bid.Com International Inc. as at December 31, 1999 and 1998, and the consolidated statements of operations, deficit and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in accordance with accounting principles generally accepted in Canada.




Chartered Accountants
Toronto, Ontario
February 18, 2000

BID.COM INTERNATIONAL INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)
=========================================================================================================
                                                                      December 31,
                                                      1999                1999                 1998
---------------------------------------------------------------------------------------------------------
                                                                      Convenience
                                                                   translation into
                                                                   U.S. $ (Note 16)
---------------------------------------------------------------------------------------------------------
ASSETS
CURRENT
   Cash                                                $  5,019              $  3,476            $  9,792
   Marketable securities                                 16,478                11,411               6,806
   Accounts receivable                                    1,761                 1,220               1,102
   Special warrants receivable (Note 6)                       -                     -               2,311
   Inventory (Note 3)                                       155                   107                 169
   Deposits and prepaid expenses                          4,579                 3,171                 174
---------------------------------------------------------------------------------------------------------
                                                         27,992                19,385              20,354
---------------------------------------------------------------------------------------------------------

CAPITAL ASSETS - AT COST                                  1,758                 1,218               1,049
    Less accumulated depreciation                           781                   541                 404
---------------------------------------------------------------------------------------------------------
                                                            977                   677                 645
---------------------------------------------------------------------------------------------------------

INVESTMENTS                                               5,386                 3,730                   -

TRADEMARKS AND INTELLECTUAL
 PROPERTY (NET)                                             503                   348                  48

GOODWILL (NET)                                            1,885                 1,305                   -
---------------------------------------------------------------------------------------------------------
                                                          7,774                 5,383                  48
---------------------------------------------------------------------------------------------------------
                                                       $ 36,743              $ 25,445            $ 21,047
=========================================================================================================
LIABILITIES
CURRENT
    Accounts payable                                   $  3,604              $  2,496            $  2,155
    Accrued liabilities                                   1,900                 1,316                 133
    Deferred revenue                                        965                   668                 137
---------------------------------------------------------------------------------------------------------
                                                       $  6,469              $  4,480            $  2,425
---------------------------------------------------------------------------------------------------------
NON CURRENT DEFERRED REVENUE                           $  1,289                   893                   -
---------------------------------------------------------------------------------------------------------
                                                       $  7,758              $  5,373               2,425
=========================================================================================================

SHAREHOLDERS' EQUITY
    Share capital (Note 5)                               77,488                53,662              37,217
    Special warrants                                          -                     -               9,083
    Deficit                                             (48,503)              (33,590)            (27,678)
---------------------------------------------------------------------------------------------------------
                                                         28,985                20,072              18,622
---------------------------------------------------------------------------------------------------------
                                                       $ 36,743              $ 25,445            $ 21,047
=========================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statement of Operations
(in thousands of Canadian dollars, except per share amount)
====================================================================================================================

                                                                      Year ended December 31,
--------------------------------------------------------------------------------------------------------------------
                                                    1999              1999                1998              1997
--------------------------------------------------------------------------------------------------------------------
                                                                  Convenience
                                                               translation into
                                                                     U.S.$
                                                                   (Note 16)
--------------------------------------------------------------------------------------------------------------------
Revenue                                             $ 31,001            $ 21,469            $ 20,001         $ 2,619
--------------------------------------------------------------------------------------------------------------------

    Direct expenses                                   26,696              18,488              19,361           2,916
    Advertising and promotion (Note 11)               11,870               8,220              12,594           2,521
    General and administrative                        12,405               8,591               5,751           3,157
    Software development and
          Technology expense                           1,001                 693                 889             661
    Depreciation and amortization                        621                 430                 201             122
    Interest expense                                    (767)               (531)                (88)            (33)
--------------------------------------------------------------------------------------------------------------------
                                                    $ 51,826            $ 35,891            $ 38,708         $ 9,344
--------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE YEAR                               $(20,825)           $(14,422)           $(18,707)        $(6,725)
====================================================================================================================

LOSS PER SHARE                                      $  (0.42)           $  (0.29)           $  (0.79)        $ (0.55)
====================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statement of Deficit
(in thousands of Canadian dollars)
=================================================================================================================

                                                                 Year ended December 31,
-----------------------------------------------------------------------------------------------------------------
                                                1999             1999               1998              1997
-----------------------------------------------------------------------------------------------------------------
                                                              Convenience
                                                              translation
                                                              into U.S.$
                                                               (Note 16)
-----------------------------------------------------------------------------------------------------------------
DEFICIT, BEGINNING OF YEAR                       $(27,678)        $(19,168)          $ (8,971)          $(2,246)

NET LOSS FOR THE YEAR                             (20,825)         (14,422)           (18,707)           (6,725)
=================================================================================================================

DEFICIT, END OF YEAR                             $(48,503)        $(33,590)          $(27,678)          $(8,971)
=================================================================================================================

BID.COM INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)
======================================================================================================================
                                                                       Year ended December 31,
----------------------------------------------------------------------------------------------------------------------
                                                     1999               1999               1998              1997
----------------------------------------------------------------------------------------------------------------------
                                                                    Convenience
                                                                 translation into
                                                                       U.S.$
                                                                     (Note 16)
----------------------------------------------------------------------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE
 FOLLOWING ACTIVITIES

OPERATING
    Net loss for the year                             $(20,825)           $(14,422)         $(18,707)          $(6,725)
    Item not affecting cash
          Depreciation and amortization                    621                 430               201               122
----------------------------------------------------------------------------------------------------------------------
                                                       (20,204)            (13,992)          (18,506)           (6,603)

     Changes in non-cash operating
     working capital items  (Note 10)                      738                 511             1,702            (1,085)
----------------------------------------------------------------------------------------------------------------------
                                                       (19,466)            (13,481)          (16,804)           (7,688)
----------------------------------------------------------------------------------------------------------------------
INVESTING
    Purchase of capital assets                            (693)               (480)             (351)             (247)
    Investments                                         (5,386)             (3,730)                -                 -
    Purchase of trademarks and intellectual
    property                                              (555)               (384)              (68)                -
    Marketable securities                               (9,672)             (6,698)           (5,648)           (1,158)
----------------------------------------------------------------------------------------------------------------------
                                                       (16,306)            (11,292)           (6,067)           (1,405)
----------------------------------------------------------------------------------------------------------------------
FINANCING
    Issuance of common shares (Note 5)                  37,771              26,157            31,077             4,103
    Issuance of special warrants
        (net of expenses)     (Note 6)                  (9,083)             (6,290)              689             8,394
    Special warrants receivable                          2,311               1,601              (122)           (2,189)
    Loan payable                                             -                   -                 -              (258)
----------------------------------------------------------------------------------------------------------------------
                                                        30,999              21,468            31,644            10,050
----------------------------------------------------------------------------------------------------------------------
NET CASH INFLOW  (OUTFLOW)
 DURING THE YEAR                                        (4,773)             (3,305)            8,773               957

CASH, BEGINNING OF YEAR                                  9,792               6,781             1,019                62
======================================================================================================================

CASH, END OF YEAR                                     $  5,019            $  3,476          $  9,792           $ 1,019
======================================================================================================================

SUPPLEMENTAL DISCLOSURE OF
CASH PAYMENTS
    Interest Expense                                  $      -            $      -          $      -           $     -
    Income Taxes                                             -                   -                 -                 -
    Fixed Assets                                           693                 480               351               247

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

1.   DESCRIPTION OF BUSINESS

     Bid.Com International Inc. ("Bid.Com") is a sales and marketing company striving to become the pre-eminent online auction service and a leading E-tailer. The Company has completed the development of a business-to-business auction service and intends to operate business-to-business auctions in selected vertical industry sectors. The Company seeks to license its proprietary online auction technology to support private brand online auctions and the implementation of global e-commerce solutions for business clients. The Company also operates business-to-consumer online auctions at its Web site, www.bid.com and at other URLs.

     The Company is constituted under the laws of Ontario by Articles of Amalgamation dated January 9, 1997, which amalgamated Internet Liquidators Inc., and Internet Liquidators International Inc. Internet Liquidators Inc. was incorporated by Articles of Incorporation under the laws of Ontario on September 1, 1995. The business of the Company was developed and carried on by Internet Liquidators Inc. prior to the formation of Internet Liquidators International Inc. Internet Liquidators International Inc. changed its name to Bid.Com International Inc. pursuant to Articles of Amendment dated June 25, 1998.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation

     The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which are substantially the same as generally accepted accounting principles in the United States (United States GAAP) (see Note 14).

     Principles of consolidation

     The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and its proportionate share of the assets, liabilities, revenues and expenses of a jointly controlled company. All material inter-company transactions have been eliminated.

     Marketable Securities

     Marketable Securities consist of interest bearing certificates carried at cost plus accrued interest which also represents market value.

     Inventory

     The Company's operating policy is not to purchase inventory for resale but to ship direct from suppliers. Title to the inventory passes to the Company at the time that the goods are shipped to the customer. Inventory of sales returns in transit are valued at the lower of cost and net realizable value and, at the option of the Company, are held for resale or returned to suppliers for credit.

     Inventory purchased for resale is valued at the lower of cost determined on the first-in first-out basis and net realizable value.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Advertising

     The Company expenses the costs of producing advertisements at the time production occurs, and expenses the costs of communicating advertising in the period in which the advertising space or airtime is used. Internet advertising expenses are recognized based on specifics of the individual agreements, but generally using the greater of (i) the ratio of the number of impressions delivered over the total number of impressions and (ii) the straight-line basis over the term of the contract. This policy complies with the requirements of Statement of Position No. 93-7, "Reporting on Advertising Costs" issued by the American Institute of Certified Public Accountants.

     Capital assets and depreciation

     Capital assets are carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis in amounts sufficient to amortize the cost of capital assets over their estimated useful lives as follows:

               Equipment                              20% per year
               Furniture and fixtures                 20% per year
               Computer hardware                      30% per year
               Leasehold improvements                 3 years

     Investments

     Investments are carried at cost. Management has assessed the carrying value of the investments and determined that no permanent impairment exists.

     Trademarks and intellectual property

     Trademarks and intellectual property are recorded at cost and amortized on a straight-line basis over two years.

     Goodwill

     The excess of the cost over the net assets arising on the acquisition of the jointly controlled company acquired in 1999 is being amortized over 7 years. Management has assessed the carrying value of the goodwill and determined that no permanent impairment exists based on future income expectations.

     Software development costs

     The costs of acquired software and internally developed software are expensed as incurred.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Translation of foreign currencies

     The accompanying consolidated financial statements are prepared in Canadian dollars. All foreign denominated transactions are translated using the temporal method whereby monetary assets and liabilities are translated at the rates in effect on the balance sheet date, non-monetary items at historical rates and revenues and expenses at the average monthly rate. Gains or losses from exchange translations are included in the statements of operations.

     Loss per share

     The basic loss per share calculation is based on the weighted average number of shares outstanding during the year. No fully diluted calculation is included, as it would reduce the loss per share.

     Revenue Recognition

     a)  Sale of products and related activities

         Revenue from product sales, commissions, shipping and handling are recognized when the goods are shipped to customers.

     b)  License revenues

         License revenues consist primarily of revenues from software license agreements and are amortized over the lesser of three years and the term of the agreement. Revenue from net revenue sharing arrangements is recorded as received.

     c)  Service revenues

         Service revenues consist of professional services from contracts to develop applications, conduct research and provide implementation, consulting services, training, etc. Contract revenues are recognized based on percentage of completion for each phase of the project plan.

     Deferred Revenue

         Deferred revenue is comprised of payments received on goods which have not been shipped to customers and of the unrecognized portion of license fees and service contracts.

     Use of significant accounting estimates.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     Stock based compensation

     Under Canadian generally accepted accounting principles, stock based compensation is not recorded in the accounts of the Company. Stock based compensation under United States GAAP is accounted for in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, under both Canadian and US GAAP no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, the net proceeds are credited to shareholders' equity. The impact of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock Based Compensation," is disclosed in the notes to these financial statements under Reconciliation of United States GAAP.


3.   INVENTORY

     -------------------------------------------------------------------------------------------
                                                   1999               1998             1997
     -------------------------------------------------------------------------------------------
                                                               (in thousands)

     Inventory purchased for resale                 $  14             $   -           $   -
     Inventory held for resale or refund              141               169             201
     -------------------------------------------------------------------------------------------
                                                    $ 155             $ 169           $ 201
     -------------------------------------------------------------------------------------------

4.   INCOME TAXES

     The Company's non-capital loss carryforwards as at December 31, 1999, the benefit of which has not been recognized in the financial statements, expire as follows:

                                      (in thousands)

                         2002                $   113
                         2003                  1,924
                         2004                  6,401
                         2005                 19,828
                         2006                 20,500
                                             -------
                                             $48,766
                                             =======

5.   SHARE CAPITAL

     a)  Authorized

     Unlimited number of common shares
     Unlimited number of preference shares - issuable in series

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================

5.   SHARE CAPITAL (continued)

     b)  Common shares

     -----------------------------------------------------------------------------------------------------------
                                                              1999                                 1998
     -----------------------------------------------------------------------------------------------------------
                                                    Common                               Common
                                                    Shares              Amount           Shares           Amount
                                           ---------------------------------------------------------------------

                                                               (in thousands of shares and dollars)
     Opening balance                                   37,167          $37,217           14,188          $ 6,140

     Issued for  Cash:
        Exercise of options (Notes 5(c)                 1,434            2,164              615              681
        Exercise of warrants (Note 5(d)                 6,262           10,521            5,989            9,393
         Exercise of special warrants                   7,570           25,086           14,435           18,578
          Other                                             -                -            1,940            2,425
     Acquisition of Point 2                               214            2,500                -                -
          (see Note 12 (ii))
     -----------------------------------------------------------------------------------------------------------
     Closing balance                                   52,647          $77,488           37,167          $37,217
     ===========================================================================================================

     c)  Stock options

     (i) The Company has a stock option plan which provides for the issuance to employees of incentive stock options, which may expire as much as 10 years from the date of grant, at prices not less than the fair market value of the common shares on the date of grant. The aggregate purchase price for options outstanding at December 31, 1999 was approximately $15.0 million. The Stock Option Committee reserves the right to attach vesting periods to stock options granted. Certain of the stock options outstanding at the end of 1999 are exercisable immediately while the remainder have vesting periods attached which range from six months to thirty-two months. The options expire between 1999 and 2002.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


     c)   Stock options (continued)

          A summary of changes in the stock option plan for the two years ended December 31, 1999 is as follows:

                                                                    Number of Options          Average Price
                                                                    -----------------          -------------

                                                                    1999         1998        1999        1998
                                                                    ----         ----        ----        ----

                                                                      (in thousands)
          Opening balance                                          1,441          651       $1.55       $1.15
          Granted                                                  2,290          916        5.91        1.76
          Exercised                                               (1,004)        (115)       1.69         .98
          Cancelled                                                   (8)         (11)       1.72        2.35
        -------------------------------------------------------------------------------------------------------

          Closing balance                                          2,719        1,441       $5.51       $1.55
        =======================================================================================================
          Exercisable,
            end of  year                                           1,575        1,251       $5.11       $1.60
        =======================================================================================================
          Shares reserved for
            issuance under
            stock option plan                                        410          326           -           -
        =======================================================================================================


                       Number          Weighted                             Number
                     Outstanding       -Average          Weighted         Exercisable        Weighted
       Range of         at            Remaining          -Average            at              -Average
       Exercise      December 31,    Contractual         Exercise         December 31,       Exercise
        Prices          1999            Life              Price              1999             Price
     =================================================================================================
        $1-$3          473,500         0.4 years           $1.61            423,400          $ 1.69
        $3-$6          759,300         2.4 years           $2.78            309,300          $ 5.05
        $6-$9        1,261,500         2.7 years           $6.14            792,000          $ 6.11
       $9-$10          225,000         2.5 years           $9.92             50,000          $10.00
     =================================================================================================
        Totals       2,719,300                                            1,574,700
     =================================================================================================

     (ii) The Company also had stock options outstanding to third parties for the year ended December 31, 1999. The aggregate purchase price for third party stock options outstanding at December 31, 1999 was $ 943,000. These options expire in 2002.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


5.   SHARE CAPITAL  (continued)
     c)   Stock options (continued)

       (iii) A summary of changes in the stock options to third parties for the two years ended December 31, 1999 is as follows:

                                                               Number of Options          Average Price
                                                               -----------------          -------------

                                                                1999         1998        1999        1998
                                                                ----         ----        ----        ----

                                                                  (in thousands)
          Opening balance                                        490          640       $1.08       $1.14
          Granted                                                 95          350        9.92        1.06
          Exercised                                             (430)        (500)       1.10        1.14
          Cancelled                                              (60)           -        1.00           -
        ----------------------------------------------------------------------------------------------------

          Closing balance                                         95          490       $9.92       $1.08
        ====================================================================================================
          Exercisable,
            end of year                                           95          490           -           -
        ====================================================================================================

     d)   Share purchase warrants under private placement equity issues.

          A summary of changes in the warrants to investors for the two years ended December 31, 1999 is as follows:

                                                                            1999                    1998
        -------------------------------------------------------------------------------------------------------------
                                                             Warrants        Amounts         Warrants        Amounts
        -------------------------------------------------------------------------------------------------------------
                                                                  (in thousands)                  (in thousands)
          Opening balance                                      6,135       $ 10,305           4,301         $ 6,802

          Granted                                              1,855         18,550           7,823          12,896

          Cancelled                                              (69)          (121)              -               -

          Exercised                                           (6,066)       (10,184)         (5,989)         (9,393)
        -------------------------------------------------------------------------------------------------------------
          Closing balance                                      1,855       $ 18,550           6,135         $10,305
        =============================================================================================================

          At December 31, 1998 a further 43,000 share purchase warrants exercisable at $1.65 and 152,875 share purchase warrants exercisable at $1.75 were subject to issuance upon the exercise of outstanding compensation warrants and are not included in the above table. As of December 31, 1999 these share purchase warrants have been exercised.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


5.   SHARE CAPITAL  (continued)

   e) As of December 31, 1999 there were two outstanding warrants, each of which is exercisable, for no additional consideration, into $1,000,000 of common shares of Bid.Com (see Note 12 (ii)).

   f)     Compensation Warrants under private placement equity issues

          As of December 31, 1999, there were 185,468 outstanding Compensation Warrants, which will entitle the holder to receive Compensation Options which were issued to an Underwriter for the September 30, 1999 private placement (see Note 6 (c)). These Compensation Options entitle the Underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one Common Share and one Share Purchase Warrant.

6.   SPECIAL WARRANTS

     (a) On November 30, 1998 the Company closed a private placement of $10,001,000 in equity for net proceeds of $6,863,000 with the remaining $2,311,000 of net proceeds held in trust pending the filing of a final prospectus. The Company issued 5,714,984 special warrants, each special warrant being exercisable to acquire one unit (subject to adjustment in certain circumstances) for no additional consideration, at a price of $1.75 per special warrant. Each unit consisted of one common share of the Company and one quarter of one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.75 per common share up to December 31, 1999.

          On January 21, 1999, the final prospectus was filed resulting in the conversion of 5,714,984 special warrants into 5,714,984 common shares and the issue of 1,428,746 common share purchase warrants.

          The Company also issued 611,498 compensation warrants. Each compensation warrant entitles the underwriter to purchase one unit, consisting of one common share and one quarter of one common share purchase warrant at a price of $1.75 per unit up to December 31, 1999.

     (b) On September 30, 1999, Bid.Com issued 1,854,678 Special Warrants at a price of $9.25 per warrant for a total net proceeds of $16,047,000 (after deducting the costs of issue estimated to be $251,000) to the Company. Pursuant to the issuance of the Special Warrants, the Company agreed to pay the underwriter a fee of $858,000, being 5% of the issue price of the Special Warrants. Each Special Warrant entitles the holder to acquire one unit for no additional consideration. Each unit consists of one Common Share and one Share Purchase Warrant. Each whole Share Purchase Warrant can be exercised to acquire one additional common share at an exercise price of $10.00 up until September 30, 2001.

          On December 9, 1999, the final prospectus was filed resulting in the conversion of 1,854,678 special warrants into 1,854,678 common shares and the issue of 1,854,678 common share purchase warrants.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


6.   SPECIAL WARRANTS  (continued)

     (c) The Company has also issued Compensation Warrants to the Underwriter entitling the Underwriter to receive Compensation Options. The Compensation Options entitle the Underwriter to acquire up to 185,468 units at a price of $9.25 per unit at any time until September 30, 2001. Each unit consists of one Common Share and one Share Purchase Warrant.

7.   FINANCIAL INSTRUMENTS

     Foreign exchange risk

     The Company transacts substantially all of its product sales and purchases in United States dollars and a significant portion of operating expenditures are in United States dollars. The Company does not use derivative instruments to manage exposure to foreign exchange fluctuations.

     Interest rate risk

     The Company has limited exposure to any fluctuation in interest rates. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

     Credit risk

     Credit risk arises from the potential that a customer will fail to meet its obligations. The collection risk is minimized because the majority of sales are settled before shipping by pre-authorized credit card payments through a significant financial institution. In addition, the diverse customer base minimizes any concentration of credit risk.

     Fair value

     Fair value of assets and liabilities approximate amounts at which they could be exchanged between knowledgeable and unrelated persons. The amounts recorded in the financial statements approximate fair value.

8.   COMMITMENTS AND CONTINGENCIES

     (a) As a condition of the agreement with a financial institution to settle sales transactions through pre-authorized credit card payments, the Company must maintain a cash reserve account based on a percentage of sales for the preceding six months. At December 31, 1999, the Company was required to maintain $1,520,000 in this reserve account (December 31, 1998 -$1,500,000).

     (b)  Minimum lease payments during the next three years are as follows:

                               2000                  $369,000
                               2001                   345,000
                               2002                    74,000

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


8.   COMMITMENTS AND CONTINGENCIES (continued)

     (c) The Company is committed under an Interactive Marketing Agreement with America On Line ("AOL") to expend $1,250,000 U.S. per quarter for advertising and promotion with AOL to November 1, 1999. In February 1999 the AOL Interactive Marketing Agreement was re-negotiated, resulting in a one-time payment of $1,250,000 U.S. and an insertion order of $1,750,000 U.S. These amounts are being amortized over the life of the agreement beginning February 1, 1999 and expiring March 31, 2000.

     (d) The Company is committed during the term of the Agreement with Rogers Media, to spend $200,000 annually on advertising.

9.   UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue arises because many computerized systems use two digits rather than four to identity a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the entity, including those related to customers, suppliers, or other third parties, have been fully resolved.

10.  CHANGE IN NON-CASH OPERATING WORKING CAPITAL

                                           1999             1998         1997
                                           ----             ----         ----
                                                       (in thousands)

Accounts receivable                     $  (543)          $ (936)     $  (117)

Inventory                                    14               32         (200)

Deposits and prepaid expenses            (4,289)           1,504       (1,668)

Accounts payable                          1,913              939          819

Accrued liabilities                       1,525               26           81

Deferred revenue                          2,118                -            -
------------------------------------------------------------------------------
                                        $   738           $1,702      $(1,085)
------------------------------------------------------------------------------

11.  OPERATIONS

     In June 1997, the Company introduced special promotional pricing in order to stimulate new bidder registrations and first time sales. This special promotional pricing cost the Company approximately $4,044,000 in 1999, $3,520,000 in 1998 and $698,000 in 1997 and has been included in advertising and promotion.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


11.  OPERATIONS  (continued)

     In November 1997, the Company entered into an interactive marketing agreement with AOL. Under the terms of the agreement the Company will be provided with a specific number of advertising impressions featuring it as the preferred provider of business-to-consumer auction services on AOL's service. In consideration for the impressions, the Company has committed to pay $10.0 million U.S. over the two-year term of the agreement. Of the $10.0 million U.S. total commitment, $5.0 million U.S. was paid during the first year of the contract. In February 1999, the agreement with AOL was re-negotiated, thereby significantly reducing the contractual advertising spent with AOL for 1999 in comparison to AOL advertising expenditures in 1998. The AOL Agreement is scheduled to expire in March, 2000.

     In March 1998 the Company launched its new consumer brand "BID.COM".

12.  ACQUISITION, LICENSING AND SERVICE AGREEMENTS

   (i) During 1999 the Company entered into various agreements. The agreements provide for a combination of up-front payments for services provided license fees, and net revenue sharing arrangements. Payment was in the form of either cash, promissory notes, common shares or a combination thereof.

   (ii) In June, 1999 and August, 1999 the Company issued $2,500,000 of common shares and exercised an option to acquire a 51% interest in Point2 Internet Systems Inc. ("Point2"). Under the agreement, two warrants for Bid.Com shares were issued each of which is exercisable into $1,000,000 of common shares of Bid.Com for no additional consideration and are exercisable by the shareholders of Point2 between December 28, 1999 and June 28, 2000 and after June 28, 2000 and before December 28, 2000 respectively, based on achieving certain targets consisting of new dealers and total revenues.

          Pursuant to the shareholders agreement among the Company and the shareholders of Point2, the Company acquired 51% of the shares but can only elect 50% of the board of directors. The investment in the jointly controlled company is accounted for on a proportionate consolidation basis and the Company has recorded its proportionate shares of revenue and expenses since the date of acquisition. Of the total purchase price, $134,000 was allocated to current assets, $521,000 to non-current assets and $28,000 to current liabilities resulting in goodwill of $2,044,000.

          For the four months ended December 31, 1999, Point2 reported revenues of $221,000, a net loss of $222,000 and a change in cash resources of ($185,000). A condensed balance sheet at December 31, 1999 was comprised of current assets of $131,000, capital assets of $102,000, intellectual property $905,000, current liabilities $141,000, shareholder advances $80,000, and shareholders equity $917,000.

   (iii) In June, 1999 the Company entered into an agreement to enable the online auction capability of a developer and marketer of online travel information, thereby allowing travel consolidators to offer travel agents discount travel products in an online auction format. The agreement is valued at $1,500,000 and a share of net online auction revenues.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


12.  ACQUISITION, LICENSING AND SERVICE AGREEMENTS (continued)

   (iv) In September, 1999, an agreement was entered into with ValueVision Interactive Inc. ("VV"), a U.S. corporation, for an initial term ending September 30, 2002 with automatic additional one year renewal periods unless 90 days prior notice is provided before the initial or subsequent term(s). "VV" is pursuing the delivery of the brand SnapTV.com as the first live, interactive, web-based shopping experience in the U.S. Pursuant to the agreement, the Company will not enter into any licensing, technology sharing or marketing agreements with any home shopping television programming entity and will not operate a separate Dutch Auction on its' U.S. web-site. In consideration, the Company will receive a percentage of gross transaction revenues, based on a declining amount as revenues increase, from the SnapTV auction service. Technology service fees will be paid by ValueVision to the Company at standard industry rates.

   (v) In September, 1999 the Company invested $735,400 (US $500,000) to acquire 490,909 common shares of Quackware Inc., a California based company. Quackware is focused on leading edge application of voice recognition technology and advanced internet spidering technology to make the information of the internet accessible via the telephone. See subsequent note 13 (c).

   (vi) In September, 1999 the Company agreed to invest $1,000,000 in a special warrant financing of Megawheels.Com Inc. Each special warrant is comprised of a unit consisting of one common share and a warrant to acquire an additional share at $1.50. In addition, the Company entered into an agreement to enable the online auction capability of Megawheels. The agreement is valued at $2,000,000 and a share of net online auction revenues.

13.  SUBSEQUENT EVENT

     (a)  Stock Option Plan

         (i) The Stock Option Committee of the Board of Directors approved the issue of 50,000 options to an employee on January 31, 2000, exercisable at $6.65 per share until February 2, 2003.

         (ii) During the period from January 1, 2000 to February 18, 2000, the Company issued 213,900 common shares upon the exercise of options at prices ranging from $1.40 to $6.10 per share for aggregate consideration of $521,065.

     (b)  Related Party

          In February, 2000, the Company entered into an agreement, valued at C$1,500,000 in shares in Art Vault Limited, plus a hosting fee and a share of net online auction revenues, under which it will provide its online auction technology and related services to Art Vault in which certain Directors and Officers of Bid.Com, in aggregate, have a controlling interest.

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


13.  SUBSEQUENT EVENT (continued)


     (c)  Investments

          On January 18, 2000 the Company entered into an Agreement to purchase a convertible subordinated debenture due January 18, 2001 for U.S. $182,000. Under the terms of the debenture the outstanding principal and all accrued and unpaid interest may be converted into shares of Class A or Class B common stock at $0.01 par value per share.

14.  RECONCILIATION OF UNITED STATES GAAP

     As discussed in Note 2, the Company's accounting for its stock-based awards to employees using the intrinsic value method is in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related interpretations.

     SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income (loss) and earnings (loss) per share had the Company adopted the fair value method since the Company's inception. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradeable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

     The Company's calculations for employee grants were made using the Cox Rubinstein Binomial Model with the following weighted average assumptions:


                                            1999           1998          1997
                                        ----------------------------------------

     Dividend yield                            -              -             -
     Risk free interest rate                5.50%          4.80%         4.90%
     Expected term, in years                2.51           1.18          1.40


     If the computed minimum values of the Company's stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under SFAS No. 123, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

                                                                      1999          1998          1997
                                                                 -----------------------------------------
                                                                           (in thousands)
     Loss attributable to common shareholders
        (in thousands)
        As reported                                                 $(20,825)     $(18,707)      $(6,725)
        Pro forma                                                   $(34,191)     $(19,941)      $(8,134)

     Basic and diluted net loss per share:
        As reported                                                 $  (0.42)     $  (0.79)      $ (0.55)
        Pro forma                                                   $  (0.69)     $  (0.84)      $ (0.66)

BID.COM INTERNATIONAL INC.
Notes to the Consolidated Financial Statements
================================================================================


14.  RECONCILIATION OF UNITED STATES GAAP (continued)

     Impact of new accounting pronouncements

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. This pronouncement identifies the characteristics of internal use of software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of this pronouncement did not have any effect upon its financial statements.

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"): The Financial Accounting Standards Board ("FASB") has issued FAS 133 to be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative will depend on the intended use of the derivative and the resulting designation. The Company is currently evaluating the impact of FAS 133.


15.  RECLASSIFICATION OF PRIOR YEARS

     Certain prior year amounts have been reclassified to conform to the current period basis of presentation.

16.  CONVENIENCE TRANSLATION

     The financial statements as at December 31, 1999 and for the year then ended have been translated into U.S. dollars using the exchange rate of the U.S. dollar at December 31, 1999 as published by the Federal Reserve Bank of New York (U.S. $1.000 = Cdn. $1.444). The translation was made solely for the convenience of readers in the United States. The translated U.S. dollar figures should not be construed as a representation that the Canadian currency amounts actually represent or could be converted into U.S. dollars.